EXHIBIT 99.2

News Release

For Immediate Release	Date: October 23, 2024
24-32-TR

Teck Reports Unaudited Third Quarter Results for 2024

Continued growth in copper production and over $1.3 billion returned to shareholders this year

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (Teck) today announced its unaudited third quarter results for 2024.

"The third quarter marked a new era for Teck as we successfully transformed into a pure-play energy transition metals company with leading copper growth," said Jonathan Price, President and CEO. "We closed the sale of our remaining interest in the steelmaking coal business and have returned over $1.3 billion to shareholders so far this year, while also reducing debt and ramping-up copper production."

Highlights

•	Adjusted EBITDA[1] of $986 million in Q3 2024 was driven by record copper production as Quebrada Blanca (QB) continues to ramp-up operations, as well as strong base metals pricing and zinc sales volumes from Red Dog. Our loss from continuing operations before taxes was $759 million in Q3 2024, primarily due to an impairment charge at our Trail Operations.
•	Adjusted profit from continuing operations attributable to shareholders[1] was $314 million, or $0.61 per share, in Q3 2024. Our loss from continuing operations attributable to shareholders was $748 million, $1.45 per share, in Q3 2024, primarily due to an impairment charge at our Trail Operations.
•	We completed the sale of the remaining 77% interest in our steelmaking coal business, Elk Valley Resources (EVR) and received cash proceeds of US$7.3 billion on July 11, 2024. We commenced deployment of these proceeds through shareholder returns and debt reductions in Q3.
•	We returned a total of $720 million to shareholders in the third quarter through the purchase of $398 million of Class B subordinate voting shares pursuant to our normal course issuer bid, and $322 million in dividends, reflecting our regular base quarterly dividend and a supplemental dividend of $0.50 per share, or $257 million.
•	From January 1 to October 23, 2024, we have returned over $1.3 billion to shareholders through share buybacks and dividends.
•	We reduced our debt by US$1.5 billion through a bond tender offer for our public notes in July and the repayment of short-term loans at Carmen de Andacollo.
•	Our liquidity as at October 23, 2024 is $11.9 billion, including $7.8 billion of cash. We generated cash flows from operations of $134 million in Q3 and had a net cash position of $1.8 billion at September 30, 2024.
•	We achieved another consecutive record quarter of copper production with 114,500 tonnes in the third quarter, of which 52,500 tonnes were from QB. Production at QB continues to ramp-up and we expect to be operating at full throughput rates by the end of 2024.
•	Copper prices (LME) remain strong, averaging US$4.18 per pound in the third quarter and closing the quarter at US$4.43 per pound, contributing to $103 million of positive pricing adjustments in the third quarter.
•	Red Dog's performance was strong in the third quarter with zinc production increasing by 14% to 142,500 tonnes compared to the same period last year. Red Dog's zinc net cash unit costs[1] have improved and our 2024 annual unit cost guidance for zinc has been updated accordingly.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621

	Dale Steeves, Director, Stakeholder Relations	236.987.7405

Additional corporate information is available at www.teck.com.

Financial Summary Q3 2024

Financial Metrics (CAD$ in millions, except per share data)	Q3 2024	Q3 2023
Revenue	$2,858	$1,989
Gross profit	$478	$261
Gross profit before depreciation and amortization[1]	$962	$533
Profit (loss) from continuing operations before taxes	$(759)	$48
Adjusted EBITDA[1]	$986	$417
Loss from continuing operations attributable to shareholders	$(748)	$(48)
Adjusted profit from continuing operations attributable to shareholders[1]	$314	$85
Basic loss per share from continuing operations	$(1.45)	$(0.09)
Diluted loss per share from continuing operations	$(1.45)	$(0.09)
Adjusted basic earnings per share from continuing operations[1]	$0.61	$0.16
Adjusted diluted earnings per share from continuing operations[1]	$0.60	$0.16

Key Updates

Executing on Our Copper Growth Strategy

•	QB copper production of 52,500 tonnes in the third quarter increased compared to 51,300 tonnes in the second quarter of 2024, as quarter over quarter production ramp-up continues.

•	Mill throughput rates increased quarter over quarter confirming plant design is robust. We continue to expect to be at design mill throughput rates by the end of 2024.

•	The localized geotechnical issue identified and disclosed in Q2 2024 has now stabilized with controls in place and we are advancing the mine plan.

•	Grades in Q3 were lower, consistent with our previously disclosed guidance, and we continue to expect higher grades in Q4. Normal grade variability is expected within any given period, as considered in our mine plans.

•	Based on current production levels and expected throughput and recoveries, the upper end of our 2024 annual QB copper production guidance range has been updated and our guidance range is now 200,000 to 210,000 tonnes. In addition, as a result of our lower than expected molybdenum production levels, we have updated our previously disclosed annual QB molybdenum production guidance to 0.8 to 1.2 thousand tonnes.

•	We continue to expect QB's total and net cash unit costs[1] for 2024 to be within our previously disclosed guidance, despite the reduction in annual molybdenum production guidance.

•	Due to the ongoing work to improve copper recovery and equipment reliability extending into the first half of 2025, we have updated our previously disclosed 2025 QB annual copper production guidance to 240,000 to 280,000 tonnes and molybdenum production to 4.0 to 5.5 thousand tonnes.

•	Mill optimization work to push performance past nameplate by improving throughput is currently underway with plans for debottlenecking efforts being advanced.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2	Teck Resources Limited 2024 Third Quarter News Release

•	In the third quarter, we continued to make progress in advancing Teck’s copper growth strategy, reinforcing our commitment to long-term value creation through a balanced approach of growth investments and shareholder returns. While maintaining a strong balance sheet, Teck’s prudent investment plans are designed to de-risk the development of our assets, including navigating the permitting process. As previously disclosed, Teck does not anticipate sanctioning any growth projects in 2024. The focus remains on advancing our near-term projects for potential sanctioning in 2025. All growth projects must meet stringent criteria, delivering attractive risk-adjusted returns and competing for capital in alignment with Teck’s capital allocation framework.

New Business Structure to Support Transition to Pure-Play Energy Transition Metals Company

•	In August, we announced a new business structure to support our shift to a pure-play energy transition metals company focused on growth. The new business structure organizes Teck around two regional business units for North America and Latin America (LATAM), and a dedicated Projects group to develop and execute brownfield and greenfield projects.

•	This structure simplifies Teck with a streamlined executive leadership team and regional structure to deliver on our strategy of copper growth balanced with shareholder returns and long-term resiliency. It positions Teck to drive improved operational performance, while efficiently and responsibly capitalizing on profitable growth opportunities to enhance value for all stakeholders.

•	Our reported segmented financial results and summary information contained in our Management Discussion and Analysis will continue to be disclosed on a commodity basis for our copper and zinc operations in addition to our corporate segment.

Deployment of Transaction Proceeds from Sale of Steelmaking Coal Business

•	We completed the sale of our remaining 77% interest in our steelmaking coal business, EVR, to Glencore and received transaction proceeds of US$7.3 billion on July 11, 2024.

•	On closing of the transaction, we announced our intention to allocate the transaction proceeds consistent with Teck's Capital Allocation Framework. This included the repurchase of up to $2.75 billion of Class B subordinate voting shares, a one-time supplemental dividend of $0.50 per share, a debt reduction program of up to $2.75 billion, funding retained for our value-accretive copper growth projects, and approximately $1.0 billion for final taxes and transaction costs.

•	Combined with the $500 million share buyback announced in February, total cash returns to shareholders of $3.5 billion from the sale of the steelmaking coal business have been authorized.

•	In Q3, we commenced deployment of the proceeds through shareholder returns and debt reduction. We returned a total of $720 million to shareholders in the third quarter through the purchase of $398 million of Class B subordinate voting shares pursuant to our normal course issuer bid, and $322 million in dividends, reflecting our regular base quarterly dividend and a supplemental dividend of $0.50 per share, or $257 million. We reduced our debt by US$1.5 billion through a bond tender offer for our public notes in July and the repayment of short-term loans at Carmen de Andacollo.

•	From January 1 to October 23, 2024, we have returned over $1.3 billion to shareholders through share buybacks and dividends.

•	In our third quarter News Release, Management's Discussion and Analysis, and Condensed Interim Consolidated Financial Statements, EVR's results have been presented as discontinued operations for all periods reported.

3	Teck Resources Limited 2024 Third Quarter News Release

Safety and Sustainability Leadership

•	We were saddened to report a fatality on July 24 at the Antamina Mine, our joint venture with BHP, Glencore and Mitsubishi. Antamina has conducted a full investigation and learnings will be shared across our company and industry.

•	We continued to focus on driving health and safety at our sites, with our High-Potential Incident (HPI) Frequency rate remaining steady at 0.10 in Q3 2024, a 33% reduction compared to the same period last year.

•	On October 9, 2024, Teck was named to the Forbes list of the World’s Best Employers 2024, an employee-driven ranking of multinational companies and institutions from over 50 countries around the world.

Guidance

•	We have updated our previously disclosed 2024 annual guidance for zinc net cash unit costs[1], and copper, molybdenum and refined zinc production. The remainder of our previously disclosed guidance for 2024 is unchanged. We have updated our previously disclosed 2025 annual copper and molybdenum production guidance for QB, as outlined above.

•	Continued strong performance at Red Dog has resulted in an improvement in net cash unit costs[1] and accordingly, our 2024 annual zinc net cash unit costs[1] are now expected to be US$0.45 to $0.55 per pound, compared to our previously disclosed guidance range of US$0.55 to $0.65 per pound.

•	Our 2024 annual copper production guidance has been updated to a range of 420,000 to 455,000 tonnes, a reduction from our previously disclosed guidance of 435,000 to 500,000 tonnes. The reduction relates to Highland Valley Copper, as well as a reduction to the upper end of QB's production guidance range. Highland Valley Copper's guidance reduction was a result of a delay in mining in the Lornex pit due to challenges with labour availability and the autonomous systems of our new haul trucks. This has been largely resolved and we expect to process more ore from the Lornex pit in the fourth quarter.

•	Molybdenum production for 2024 has been reduced by 1.3 to 1.5 thousand tonnes to 3.0 to 4.0 thousand tonnes due to lower production at Highland Valley Copper and QB.

•	Refined zinc production at Trail for 2024 has been reduced to a range of 240,000 to 250,000 tonnes as a result of a localized fire in the electrolytic zinc plant on September 24, 2024.

•	Our guidance is outlined in summary below and our usual guidance tables, including three-year production guidance, can be found on pages 28–31.

2024 Guidance – Summary	Current
Production Guidance
Copper (000’s tonnes)	420 - 455
Zinc (000’s tonnes)	565 - 630
Refined zinc (000’s tonnes)	240 - 250
Sales Guidance – Q4 2024
Red Dog zinc in concentrate sales (000’s tonnes)	155 - 185
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)[1]	1.90 - 2.30
Zinc net cash unit costs (US$/lb.)[1]	0.45 - 0.55

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
4	Teck Resources Limited 2024 Third Quarter News Release

Management's Discussion and Analysis

This management's discussion and analysis (MD&A) is dated as at October 23, 2024 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of Teck Resources Limited (Teck) and the notes thereto for the three months and nine months ended September 30, 2024 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2023. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2023, is available on SEDAR+ at www.sedarplus.ca.

This document contains forward-looking statements and forward-looking information. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS” below.

Overview

•	In the third quarter, our loss from continuing operations attributable to shareholders was $748 million compared with a $48 million loss from continuing operations attributable to shareholders in the same period last year, primarily as a result of an impairment charge on our Trail Operations. In the third quarter, as a result of the challenging environment for treatment charges due to a global shortage of zinc concentrate, continued operating losses, combined with a fire in the electrolytic zinc plant affecting expected operations in the fourth quarter of 2024, we recorded an after-tax impairment charge of $828 million on our Trail Operations.

•	Our adjusted EBITDA[1] was $986 million in the third quarter compared to $417 million in the same period last year. Our loss from continuing operations before taxes was $759 million in the third quarter compared with a profit from continuing operations before taxes of $48 million in the third quarter of 2023.

•	Excluding the impairment charge on our Trail Operations, our profitability improved in the third quarter compared to the same period last year as a result of higher copper and zinc prices and increased copper sales volumes, reflecting the ramp-up of QB. These improvements were partly offset by higher finance expense and depreciation and amortization expense due to depreciation of the QB assets and no longer capitalizing interest on the project, starting in 2024 as anticipated.

•	In the third quarter, London Metal Exchange (LME) copper prices increased by 10% compared with a year ago and averaged US$4.18 per pound, and LME zinc prices increased by 15%, averaging US$1.26 per pound. Base metal prices moved higher in late September with spot copper and zinc prices closing the third quarter at US$4.43 and US$1.40 per pound, respectively, resulting in $103 million of positive pricing adjustments in the quarter.

	Three months ended September 30,
Average Prices and Exchange Rates	2024	2023	Change
Copper (LME cash – US$/pound)	$4.18	$3.79	10%
Zinc (LME cash – US$/pound)	$1.26	$1.10	15%
Average exchange rate (CAD$ per US$1.00)	$1.36	$1.34	1%

•	Copper production of 114,500 tonnes in the third quarter, increased significantly by 42,600 tonnes compared with the same period a year ago as a result of QB production continuing to ramp-up. Copper production from QB was 52,500 tonnes in the third quarter compared with 51,300 tonnes in the second quarter of 2024.

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
5	Teck Resources Limited 2024 Third Quarter News Release

•	Zinc in concentrate production of 157,800 tonnes in the third quarter increased by 3% compared to a year ago as a result of higher production from Red Dog driven by higher mill throughput. This was partly offset by lower zinc production from Antamina, as expected in the mine plan. In September, Red Dog achieved a monthly record amount of concentrate loaded onto vessels.

•	We remain highly focused on managing our controllable operating expenditures. Our underlying key mining drivers such as strip ratios and haul distances remain relatively stable. Inflation on key input costs, including the cost of certain key supplies and mining equipment, labour and contractors, and changing diesel prices, are included in our 2024 annual capital expenditure, capitalized stripping and unit cost guidance.

•	We completed the sale of our remaining 77% interest in our steelmaking coal business, EVR, to Glencore and received transaction proceeds of US$7.3 billion on July 11, 2024, excluding customary closing adjustments. We are deploying the transaction proceeds as previously disclosed, and in line with our Capital Allocation Framework as follows:

1.	Cash Return to Shareholders

•	Total announced cash return to shareholders from the 100% sale of EVR of US$2.6 billion (CAD$3.5 billion).

•	During the third quarter, we returned $398 million to shareholders through the purchase of Class B subordinate voting shares pursuant to our normal course issuer bid. From January 1 to October 23, 2024, we have returned $882 million to shareholders through the purchase of 13.6 million of Class B subordinate voting shares pursuant to our normal course issuer bid.

•	We paid a supplemental dividend of CAD$0.50 per share on both Class A common and Class B subordinate voting shares in the third quarter. This one-time supplemental dividend is in addition to our regular base quarterly dividend of $0.125 per share, for a total eligible dividend paid of $0.625 per share or $322 million.

2.	Debt Reduction

•	Execute a debt reduction program of up to US$2.0 billion (CAD$2.75 billion).

•	On July 15, 2024, we completed the purchase of an aggregate of US$1.4 billion of our public notes pursuant to a cash tender offer. Additionally, in the third quarter we repaid US$120 million of short term loans at Carmen de Andacollo and executed US$9 million of open market repurchases for our public notes for total debt reductions of US$1.5 billion in the third quarter.

3.	Well-Funded, Value-Accretive Copper Growth

•	Remaining proceeds, net of taxes and transaction costs, will be retained to fund near-term copper growth. We will continue to advance our near-term copper projects, including the Highland Valley Copper Mine Life Extension, Zafranal Project, San Nicolás Project and QB debottlenecking, with potential sanction decisions in 2025. The current estimated capital cost attributable to Teck for these projects is US$3.3–$3.6 billion (CAD $4.5–$4.9 billion).

4.	Taxes and Transaction Costs

•	Estimated US$750 million (CAD$1.0 billion) to pay taxes and transaction costs.

•	As a result of the completion of the sale of our 77% ownership interest in EVR on July 11, in our third quarter Management's Discussion and Analysis, and Condensed Interim Consolidated Financial Statements, EVR's results have been presented as discontinued operations for all periods reported.

•	We continued to operate EVR and retained all cash flows until completion of the sale of our remaining 77% interest in EVR to Glencore on July 11, 2024.

6	Teck Resources Limited 2024 Third Quarter News Release

Profit (Loss) from Continuing Operations Attributable to Shareholders and Adjusted Profit from Continuing Operations Attributable to Shareholders

In the third quarter, our loss from continuing operations attributable to shareholders was $748 million, or $1.45 per share, compared to $48 million, or $0.09 per share, in the same period last year, primarily due to an impairment charge on our Trail Operations in the third quarter, as outlined above.

Adjusted profit from continuing operations attributable to shareholders1 in the third quarter, taking into account the items identified in the table below, was $314 million, or $0.61 per share, compared with $85 million, or $0.16 per share, in the third quarter of 2023. Significant adjustments to profit in the third quarter of 2024, reflected in the table below, were the $828 million after-tax impairment on our Trail Operations assets and a $203 million income tax charge related to the derecognition of deferred tax assets.

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2024	2023	2024	2023

Profit (loss) from continuing operations attributable to shareholders	$(748)	$(48)	$(852)	$49
Add (deduct) on an after-tax basis:
Asset impairment	828	—	828	—
QB variable consideration to IMSA and Codelco	(33)	(45)	9	26
Environmental costs	15	(16)	9	4
Share-based compensation	26	19	67	76
Commodity derivatives	(9)	10	(36)	29
Loss (gain) on disposal or contribution of assets	—	3	(10)	(144)
Tax items	203	69	229	69
Other	32	93	129	157
Adjusted profit from continuing operations attributable to shareholders[1]	$314	$85	$373	$266

Basic earnings (loss) per share from continuing operations	$(1.45)	$(0.09)	$(1.64)	$0.09
Diluted earnings (loss) per share from continuing operations	$(1.45)	$(0.09)	$(1.64)	$0.09
Adjusted basic earnings per share from continuing operations[1]	$0.61	$0.16	$0.72	$0.51
Adjusted diluted earnings per share from continuing operations[1]	$0.60	$0.16	$0.71	$0.51

In the third quarter of 2024, we had profit from discontinued operations attributable to shareholders from EVR of $49 million and adjusted profit from discontinued operations attributable to shareholders1 from EVR of $25 million. We had profit from discontinued operations before taxes from EVR of $5 million and adjusted EBITDA from discontinued operations1 from EVR of $78 million. These amounts have been excluded from our adjusted profit from continuing operations attributable to shareholders1 and adjusted EBITDA1 for all periods reported.

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of pricing adjustments. Pricing adjustments resulted in $68 million of after-tax gains ($103 million, before tax) in the third quarter, or $0.13 per share.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

7	Teck Resources Limited 2024 Third Quarter News Release

FINANCIAL OVERVIEW	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except per share data)	2024	2023	2024	2023
Revenue and profit
Revenue	$2,858	$1,989	$6,279	$4,633
Gross profit	$478	$261	$1,065	$960
Gross profit before depreciation and amortization[1]	$962	$533	$2,220	$1,541
Profit (loss) from continuing operations before taxes	$(759)	$48	$(974)	$249
Adjusted EBITDA[1]	$986	$417	$2,098	$1,115
Profit (loss) from continuing operations attributable to shareholders	$(748)	$(48)	$(852)	$49
Profit (loss) attributable to shareholders	$(699)	$276	$7	$1,926
Cash flow
Cash flow from operations	$134	$736	$1,502	$2,958
Expenditures on property, plant and equipment	$543	$894	$1,840	$3,114
Capitalized production stripping costs	$84	$132	$291	$355
Balance Sheet
Cash and cash equivalents			$7,230	$1,343
Total assets			$44,483	$54,787
Debt and lease liabilities, including current portion			$5,409	$7,496
Per share amounts
Basic earnings (loss) per share from continuing operations	$(1.45)	$(0.09)	$(1.64)	$0.09
Diluted earnings (loss) per share from continuing operations	$(1.45)	$(0.09)	$(1.64)	$0.09
Basic earnings (loss) per share	$(1.35)	$0.53	$0.01	$3.72
Diluted earnings (loss) per share	$(1.35)	$0.52	$0.01	$3.67
Dividends declared per share	$0.625	$0.125	$0.875	$0.875
PRODUCTION, SALES AND PRICES
Production (000’s tonnes)
Copper[2]	115	72	324	193
Zinc in concentrate	158	153	470	462
Zinc – refined	66	67	194	197
Sales (000’s tonnes)
Copper[2]	111	69	310	190
Zinc in concentrate	268	297	431	495
Zinc – refined	69	68	199	190
Average prices and exchange rates
Copper (LME cash – US$/pound)	$4.18	$3.79	$4.14	$3.89
Zinc (LME cash – US$/pound)	$1.26	$1.10	$1.22	$1.22
Average exchange rate (CAD$ per US$1.00)	$1.36	$1.34	$1.36	$1.35

Notes:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation.
8	Teck Resources Limited 2024 Third Quarter News Release

SEGMENTED RESULTS

Our revenue, gross profit, and gross profit before depreciation and amortization1 by reportable segments are summarized in the table below.

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2024	2023	2024	2023

Revenue
Copper	$1,421	$787	$3,868	$2,283
Zinc	1,437	1,202	2,411	2,350
Total	$2,858	$1,989	$6,279	$4,633

Gross profit
Copper	$243	$165	$746	$631
Zinc	235	96	319	329
Total	$478	$261	$1,065	$960

Gross profit before depreciation and amortization[1]
Copper	$604	$293	$1,669	$984
Zinc	358	240	551	557
Total	$962	$533	$2,220	$1,541

Gross profit margins before depreciation and amortization[1]
Copper	43%	37%	43%	43%
Zinc	25%	20%	23%	24%

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

9	Teck Resources Limited 2024 Third Quarter News Release

COPPER SEGMENT

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2024	2023	2024	2023

Copper price (realized – US$/pound)	$4.21	$3.77	$4.18	$3.87
Production (000’s tonnes)[1]	115	72	324	193
Sales (000’s tonnes)[1]	111	69	310	190
Gross profit	$243	$165	$746	$631
Gross profit before depreciation and amortization[2]	$604	$293	$1,669	$984
Property, plant and equipment expenditures	$461	$818	$1,607	$2,934

Notes:
1.	We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit from our copper segment increased to $243 million in the third quarter, compared with $165 million a year ago (see table below). The increase in gross profit was due to higher copper prices and substantially higher sales volumes, partly offset by the depreciation of QB assets that commenced at the start of 2024.

Record quarterly copper production of 114,500 tonnes was achieved in the third quarter, an increase of 59% from the same period last year. The increase was driven by continued quarter over quarter improvement in QB's production, with the operation contributing 52,500 tonnes of copper production in the third quarter. Production was also higher at Antamina, Highland Valley Copper and Carmen de Andacollo compared to the same period last year.

The table below summarizes the change in gross profit in our copper segment for the quarter.

Gross Profit (CAD$ in millions)	Three months ended September 30,

As reported in the third quarter of 2023	$165
Increase (decrease):
Copper price realized	146
Sales volumes	155
Unit operating costs	(44)
Transportation costs	(22)
Inventory write-down and labour settlement (2023)	15
Co-product and by-product contribution	53
Foreign exchange (CAD$/US$)	8
Depreciation	(233)
Net increase	$78
As reported in current quarter	$243

10	Teck Resources Limited 2024 Third Quarter News Release

Property, plant and equipment expenditures in the third quarter totalled $461 million, including $137 million for sustaining capital, and $225 million for project development expenditures for QB2.

Capitalized production stripping costs were $59 million in the third quarter compared with $111 million a year ago.

Markets

In the third quarter, copper prices fell 6% over the previous quarter to an average US$4.18/lb, coming off record high prices. Copper prices started the third quarter at US$4.43/lb and lost over 10% of their value during the quarter dropping below US$4.00/lb in early August, before recovering back to US$4.43/lb by the end of September. Concerns over the state of Western Economies and the property market in China outweighed projections of long-term demand growth and the tightness in the concentrate market over the summer. In September, the US Federal Reserve trimmed interest rates and the Peoples Bank of China announced a wide ranging stimulus package that pushed copper prices back over US$4.50/lb. Demand for cathode during the quarter was weak from the European manufacturing sector and the Chinese property sector, while demand from renewable energy, electric vehicles and Chinese export markets continued to provide support through the quarter. Overall, global demand in 2024 is expected to remain supportive, but slightly lower than earlier projections with both Commodities Research Unit (CRU) and Wood Mackenzie revising down expected global demand from 3.0% this year to 2.5%-2.9%, while increasing their global outlooks for 2025 to between 2.9%-3.5%.

The tightness in the copper concentrate market continued through the third quarter, with spot smelter terms remaining near record lows and trading at negative terms throughout the quarter. Demand from smelters continues to outpace raw material supply in 2024, with this raw material tightness projected to continue into 2025. Utilization rates at custom smelting facilities continue to fall as raw material shortages restrict production capability, while delays to new smelting capacity coming on stream, longer scheduled maintenance and a fire at a major Chinese smelter all contributed to the forecast cuts to smelter production this quarter and the balance of this year. Concentrate imports into China rose 3.0% following a record year of imports in 2023, and scrap imports are up almost 19% after rising 12% in 2023. Chinese smelters and traders continue to bid aggressively for raw materials to keep smelter utilization rates high and costs down as well as trying to secure feeds into 2025.

Operations

Quebrada Blanca

The following are the key updates relating to operational performance at QB in the third quarter:

•	QB copper production of 52,500 tonnes in the third quarter increased compared to 51,300 tonnes in the second quarter of 2024, as quarter over quarter production ramp-up continues.

•	Mill throughput rates increased quarter over quarter confirming plant design is robust. We continue to expect to be at design mill throughput rates by the end of 2024.

•	The localized geotechnical issue identified and disclosed in Q2 2024 has now stabilized with controls in place and we are advancing the mine plan.

•	Grades in Q3 were lower, consistent with our previously disclosed guidance, and we continue to expect higher grades in Q4. Normal grade variability is expected within any given period, as considered in our mine plans.

11	Teck Resources Limited 2024 Third Quarter News Release

•	Copper production in September was lower than August primarily the result of lower throughput due to additional planned and unplanned maintenance. We proactively took downtime prior to planned test work on grinding and flotation circuits to ensure improved continuity during the test period. The tests were successful leading to improved grind size and selection of better reagents, both to improve recovery. We also had unplanned downtime on a thickener and premature failure of a mill feed conveyor resulting in less tonnes milled.

•	Based on current production levels and expected throughput and recoveries, the upper end of our 2024 annual QB copper production guidance range has been updated and our guidance range is now 200,000 to 210,000 tonnes. In addition, as a result of our lower than expected molybdenum production levels, we have updated our previously disclosed annual QB molybdenum production guidance to 0.8 to 1.2 thousand tonnes.

•	Mill optimization work to push performance past nameplate by improving throughput is currently underway with plans for debottlenecking efforts being advanced.

•	Operating costs were US$281 million in the third quarter.

Highland Valley Copper

Copper production of 25,400 tonnes in the third quarter was 4,900 tonnes higher than a year ago. The increase was primarily due to increased mill throughput and higher ore grades, partly offset by lower recovery, which was expected in the mine plan. Although copper production was higher than a year ago, it was lower than expected in the third quarter due to a delay in mining in the Lornex pit. The delay was attributable to lower haul truck availability mainly due to challenges with labour availability and the autonomous systems of new haul trucks. This has been largely resolved and we expect to process more ore from the Lornex pit in the fourth quarter. Copper sales volumes of 24,600 tonnes in the third quarter were 3,900 tonnes higher than a year ago reflecting higher production levels.

Operating costs in the third quarter of $214 million, before changes in inventory and capitalized production stripping costs, were $9 million higher than a year ago, driven by higher mill throughput and expected maintenance.

Capitalized production stripping costs in the third quarter decreased to $11 million compared with $49 million in third quarter last year, reflecting the nearing of completion of the current phase of waste stripping in the Lornex pit.

Antamina

Copper production (100% basis) of 111,500 tonnes in the third quarter was 11,600 tonnes higher than a year ago due to increased copper-only ore being treated, as expected in the mine plan, and higher mill recoveries. The mix of mill feed in the quarter was 73% copper-only ore and 27% copper-zinc ore, compared with 50% copper-only ore and 50% copper-zinc ore a year ago. As a result, zinc production (100% basis) was 67,800 tonnes in the third quarter compared with 125,400 tonnes a year ago.

Operating costs in the third quarter, before changes in inventory, were US$91 million (22.5% share), US$4 million lower than a year ago. The decrease in costs was primarily driven by lower diesel consumption and lower diesel prices.

Carmen de Andacollo

Copper production of 11,500 tonnes in the third quarter was 2,200 tonnes higher than a year ago. The increase was driven by higher recoveries and mill throughput. Improved mill throughput was driven by increased water availability in the third quarter. During the same quarter a year ago, mill throughput was impacted by a 14-day unplanned shutdown due to a conveyor belt failure.

12	Teck Resources Limited 2024 Third Quarter News Release

Operating costs in the third quarter of US$51 million, before changes in inventory, decreased by US$5 million from a year ago. The lower costs were a result of continued targeted cost reductions as well as lower maintenance costs compared to a year ago when costs were impacted by the conveyor belt failure.

Cost of Sales

Cost of sales was $1.2 billion in the third quarter compared with $622 million in the same period last year, with $442 million of the increase relating to QB, where operations continue to ramp-up. We commenced depreciation of operating assets at QB at the start of 2024 and recorded $195 million of depreciation and amortization expense in cost of sales in the third quarter compared with $14 million in the third quarter last year.

Excluding QB, total cash unit costs1 in the third quarter were US$2.33 per pound compared to US$2.24 per pound a year ago primarily due to a reduction of production stripping costs being capitalized at Highland Valley Copper as result of the Lornex pit nearing completion of its current phase of waste stripping and the delay in mining Lornex ore, as outlined above. Partly offsetting this were higher sales volumes driven by increased production levels, as well as reduced smelter processing charges. Including QB, total cash unit costs1 in the third quarter were US$2.60 per pound, compared with US$2.24 per pound a year ago, as a result elevated operating costs at QB during ramp-up of production.

Excluding QB, net cash unit costs1 in the third quarter were US$1.87 per pound, the same as the third quarter last year. Increased molybdenum revenue by-products credits from Antamina, driven by higher production levels, offset increases to total cash unit costs1 described above. Including QB, net cash unit costs1 for the third quarter were US$2.25 per pound, US$0.38 per pound higher than the same period a year ago.

The table below presents our copper unit costs including QB in 2024, and excluding QB in 2023 due to the construction and subsequent ramp-up phase.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in US$ per pound)	2024	20232	2024	20232

Adjusted cash cost of sales[1]	$2.39	$1.99	$2.33	$2.06
Smelter processing charges	0.21	0.25	0.21	0.23
Total cash unit costs[1]	$2.60	$2.24	$2.54	$2.29
Cash margin for by-products[1]	(0.35)	(0.37)	(0.29)	(0.42)
Net cash unit costs[1]	$2.25	$1.87	$2.25	$1.87

Outlook

Our 2024 annual guidance for our copper segment is outlined in our guidance tables on pages 28–31.

Our overall 2024 annual copper production guidance has been updated to a range of 420,000 to 455,000 tonnes, which is a reduction of 15,000 to 45,000 tonnes from our previously disclosed guidance. The main reasons for the reduction relates to Highland Valley Copper, as well as a reduction to the upper end of QB's production guidance range, noted above.

Our 2024 annual molybdenum production is now expected to be 3.0 to 4.0 thousand tonnes compared to our previously disclosed guidance of 4.3 to 5.5 thousand tonnes. The reduction is driven by the delay in mining Lornex ore at Highland Valley Copper, as well as slower than expected ramp-up of molybdenum production at QB.

Notes:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	Excludes Quebrada Blanca.

13	Teck Resources Limited 2024 Third Quarter News Release

We continue to expect QB's annual net cash unit costs1 for 2024 to be between US$2.25 and US$2.55 per pound, consistent with our previously disclosed guidance, and despite the reduction in annual molybdenum production guidance.

Due to the ongoing work to improve copper recovery and equipment reliability extending into the first half of 2025, we have updated our previously disclosed 2025 QB annual copper production guidance to 240,000 to 280,000 tonnes and molybdenum production to 4.0 to 5.5 thousand tonnes. Our previously disclosed 2026 and 2027 annual copper production guidance for QB is unchanged at 280,000 to 310,000 tonnes.

Copper Growth

Excluding QB2 development capital, our growth capital is primarily focused on advancing our copper projects, which are progressing as planned. We are driving progress by completing feasibility studies, advancing detailed engineering, preparing for the execution of advanced work programs, and moving forward with permitting—particularly at the HVC Mine Life Extension, Zafranal, and San Nicolás. We are also defining the most capital-efficient and value-driven path for the expansion of QB, informed by the performance of our existing assets and permitting needs. Additionally, we remain committed to advancing our medium- and long-term portfolio options with targeted investments.

Further project updates for Q3 2024 are as follows:

Quebrada Blanca Debottlenecking

•	Activities: Optimization of the existing asset continues along with defining near-term growth opportunities for the debottlenecking of the current asset base.

•	Targeted upcoming milestones: We are targeting completion of a definitive plan by the end of 2024.

HVC Mine Life Extension

•	Activities: Teck’s revised Environmental Assessment and permit application was accepted by the Environmental Assessment Office on July 10, 2024. Comments on the draft Referral Package were submitted on September 6, 2024, and the Project will review the revised Referral Package through the fourth quarter. The regulatory process and agreement negotiation continue on planned timelines while managing risks and schedule. In addition, we continued our engagement with Indigenous Governments and Organizations and key communities of interest and are advancing detailed and vendor engineering and execution planning.

•	Targeted upcoming milestones: Progressing engineering and design, project execution planning, and construction planning for substantial completion by the end of the second quarter of 2025, at which time the project could be ready for a sanction decision if permits have been received.

Minas de San Nicolás

•	Activities: A supplementary Information Package was submitted in response to the regulator's inquiries on their MIA-R permit application (EIA) on July 5, 2024, and engagement with government and stakeholders in support of permit review continues. In addition, Minas de San Nicolás submitted additional information for the change of land use permit application in September 2024. Progress continues on the feasibility study work and execution strategy development, with plans to begin detailed engineering in the first half of 2025.

•	Targeted upcoming milestones: Project sanction decision is anticipated to follow the completion of the feasibility study and receipt of necessary permits in the second half of 2025.

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
14	Teck Resources Limited 2024 Third Quarter News Release

Zafranal

•	Activities: We continued to advance construction permitting and progress engineering design and execution strategy to support the next stages of development. Advanced works, including detailed design and construction planning is progressing well.

•	Targeted upcoming milestones: We expect to continue to progress detailed engineering in Q4 2024 and advance execution and construction planning and construction permit application development through Q3 2025. Following receipt of construction permits and detailed engineering, the project could be ready for a sanction decision in late 2025. Advanced works construction, which is already fully permitted, could commence in Q1 2025.

15	Teck Resources Limited 2024 Third Quarter News Release

ZINC SEGMENT

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2024	2023	2024	2023

Zinc price (realized – US$/pound)	$1.25	$1.10	$1.23	$1.18
Production (000’s tonnes)
Refined zinc	66	67	194	197
Zinc in concentrate[1]	142	125	427	385
Sales (000’s tonnes)
Refined zinc	69	68	199	190
Zinc in concentrate[1]	252	269	390	418
Gross profit	$235	$96	$319	$329
Gross profit before depreciation and amortization[2]	$358	$240	$551	$557
Property, plant and equipment expenditures	$77	$71	$218	$162

Notes:
1.	Represents production and sales from Red Dog. Excludes co-product zinc production from our 22.5% proportionate interest in Antamina.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit from our zinc segment increased to $235 million in the third quarter from $96 million a year ago (see table below), due to improved zinc prices, lower zinc treatment charges and substantially higher silver and lead by-product revenues.

Red Dog's strong performance continued in the third quarter. Zinc production increased by 14% from a year ago to 142,500 tonnes, while lead production increased by 38% to 29,500 tonnes. The higher zinc and lead production were both driven by higher mill throughput and by higher lead grade and recoveries. At our Trail Operations, our KIVCET boiler operated well and achieved near record online time and throughput while our refined zinc production was impacted by a fire in our electrolytic plant near the end of the quarter as well as the requirement to manage acid inventory levels during the rail labour dispute.

16	Teck Resources Limited 2024 Third Quarter News Release

The table below summarizes the change in gross profit in our zinc segment for the quarter.

Gross Profit (CAD$ in millions)	Three months ended September 30,

As reported in the third quarter of 2023	$96
Increase (decrease):
Zinc price realized	79
Smelter processing charges (mining operations)	63
Sales volumes	(3)
Unit operating costs	(38)
Co-product and by-product contribution	103
Royalties	(90)
Foreign exchange	4
Depreciation	21
Net increase	$139
As reported in current quarter	$235

Property, plant and equipment expenditures in the third quarter totalled $77 million, including $42 million for sustaining capital, of which $13 million relates to our Trail Operations and $29 million relates to our Red Dog Operations.

Markets

The refined zinc market improved by the end of the third quarter with prices ending the quarter 5% higher from the start of the quarter, at US$1.40/lb, and averaged 15% higher than in the same quarter last year.

LME zinc stocks fell by 10,650 tonnes in the third quarter, but are still up 25,050 tonnes year to date. Chinese stocks fell by 52,800 tonnes during the third quarter. Total global exchange stocks remained well below historical levels, ending the third quarter at 8.3 days of global consumption, compared to the 25-year average of 17.1 days.

Zinc premiums remained relatively flat in the third quarter and still well above historical averages. Demand in Europe remains weak especially in the construction and manufacturing sectors in Germany. North American demand was well supported through the quarter from the construction, infrastructure and automotive sectors. In Asia, Chinese imports of zinc metal are up 86% year-to-date to August, as the de-stocking seen over the past two years has ended and raw material supply to smelters remains extremely tight. Chinese metal imports are returning closer to previous historic levels. Chinese demand for zinc in automotive and renewable energy sectors remains well supported.

The zinc concentrate market continued to tighten further in the third quarter, with spot treatment charges falling to record lows. Increased smelter capacity, to meet expected growth in metals demand, has come to market following a period of low zinc prices that forced the closure of a number of small, high-cost mines. The falling spot treatment charges have resulted in terms being concluded now at a premium rather than a historic discount. Imports of zinc concentrates into China have fallen 23% year-to-date to August coming off record imports in 2023, as buyers struggle to secure sufficient feed to run their smelters at normal utilization rates.

17	Teck Resources Limited 2024 Third Quarter News Release

Operations

Red Dog

Zinc production increased to 142,500 tonnes in the third quarter compared with 124,600 tonnes a year ago. Lead production of 29,500 tonnes in the third quarter was 8,100 tonnes higher than a year ago. The higher zinc and lead production was driven by higher mill throughput as a result of operational focus to improve mill availability and minimize unplanned maintenance. Lead production was also higher as a result of improved grade and recovery.

Zinc sales volumes of 252,300 tonnes in the third quarter were within our previously disclosed guidance range, but 6% lower than a year ago due to the timing of sales impacted by weather in the third quarter. In September, we achieved a monthly record amount of concentrate loaded onto vessels through close integration between our operations and commercial teams. The shipping season has continued into the fourth quarter and tonnes shipped in the fourth quarter will be dependent on weather conditions, as reflected in our sales guidance for the quarter.

Operating costs, before inventory changes, in the third quarter were US$127 million, or US$5 million lower than a year ago primarily due to reduced spending on unplanned maintenance, partly offset by higher consumable costs.

Trail Operations

Refined zinc production of 65,500 tonnes in the third quarter was 1,700 tonnes lower than a year ago due to managing acid inventories during the rail labour dispute and a localized fire in the electrolytic plant in late September. Lead production was 18,200 tonnes in the third quarter, 1,000 tonnes higher than a year ago as a result of the KIVCET boiler operating well following the recent replacement in the second quarter.

Operating costs, before changes in inventory, in the third quarter were similar to a year ago at $142 million.

We remain committed to our Trail Operations as part of our strategy of providing critical minerals, and it remains an important asset in our portfolio, particularly given the strong integration with our Red Dog mine. As well, we remain highly focused on improving the profitability and cash generation of our Trail Operations through a range of initiatives being deployed at the operations. As required under IFRS, we regularly assess whether impairment indicators are present and perform impairment testing as required.

In the third quarter, as a result of the challenging environment for treatment charges due to a global shortage of zinc concentrate, continued operating losses, combined with a fire in the electrolytic zinc plant affecting expected operations in the fourth quarter of 2024, we recorded a pre-tax impairment charge of $1.1 billion on our Trail Operations.

18	Teck Resources Limited 2024 Third Quarter News Release

Cost of Sales

Cost of sales was $1.2 billion in the third quarter compared to $1.1 billion a year ago due to higher consumable costs and the effect of a weaker Canadian dollar on the translation of US dollar denominated operating costs.

Total cash unit costs1 for Red Dog were US$0.63 per pound in the third quarter, a decrease of US$0.04 per pound, reflecting lower smelter processing charges and partly offset by higher consumable costs. Net cash unit costs1 of US$0.25 per pound in the third quarter were US$0.18 per pound lower than a year ago as a result of a significant increase in silver and lead by-product revenues.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in US$ per pound)	2024	2023	2024	2023

Adjusted cash cost of sales[1]	$0.47	$0.41	$0.45	$0.41
Smelter processing charges	0.16	0.26	0.21	0.26
Total cash unit costs[1]	$0.63	$0.67	$0.66	$0.67
Cash margin for by-products[1]	(0.38)	(0.24)	(0.26)	(0.15)
Net cash unit costs[1]	$0.25	$0.43	$0.40	$0.52

Outlook

Our 2024 annual guidance for our zinc segment is outlined in our guidance tables on pages 28–31 and has been updated from our previously issued guidance for the items as described below.

Continued strong performance at Red Dog has resulted in an improvement in zinc net cash unit costs1 and accordingly, our 2024 annual zinc net cash unit costs1 are now expected to be US$0.45 to $0.55 per pound, compared to our previously disclosed guidance range of US$0.55 to $0.65 per pound. A portion of this reduction is driven by improved operating costs and as a result, our 2024 annual zinc total cash unit costs1 have improved and are now expected to be between US$0.65 to $0.75 per pound, compared to our previously disclosed guidance range of US$0.70 to $0.80 per pound.

Our 2024 annual refined zinc production is now expected to be between 240,000 to 250,000 tonnes in 2024 as a result of the localized fire in the electrolytic plant at our Trail Operations on September 24, 2024. Our previously disclosed annual 2024 refined zinc production guidance was between 275,000 to 290,000 tonnes.

The Red Dog shipping season commenced on July 12, 2024 and shipping is expected to continue through October and into early November. We expect sales of zinc in concentrate from Red Dog to be in the range of 155,000 to 185,000 tonnes in the fourth quarter of 2024, reflecting the normal seasonal pattern of Red Dog sales.

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
19	Teck Resources Limited 2024 Third Quarter News Release

OTHER OPERATING INCOME AND EXPENSES

Other operating income, net of other expense, was $49 million in the third quarter compared with $142 million expense a year ago. The year-over-year change was primarily due to higher positive settlement pricing adjustments in the third quarter of 2024, partially offset by increased share-based compensation expense. Significant items in the third quarter of 2024 were $103 million of positive settlement pricing adjustments, partly offset by $34 million of share-based compensation costs.

The table below outlines our outstanding receivable positions, which are valued using provisional prices at June 30, 2024 and September 30, 2024.

	Outstanding at		Outstanding at
	September 30, 2024		June 30, 2024
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	186	4.43	161	4.34
Zinc	330	1.40	77	1.32

Our cash balance increased significantly in the third quarter as a result of the proceeds received from the sale of EVR and our finance income increased as a result of interest earned on the higher cash balance. In the third quarter, our finance income was $93 million compared to $32 million a year ago.

Finance expense includes the interest expense on our debt, on the QB advances from SMM/SC and on lease liabilities, letters of credit and standby fees, the interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. As anticipated, our finance expense increased significantly to $246 million in the third quarter compared to $42 million a year ago, primarily due to lower capitalized interest on QB2, as most of the assets were considered available for use as at December 31, 2023.

Non-operating income, net of non-operating expense, was $20 million in the third quarter compared with $66 million in the same period last year. The most significant items in the quarter were a $56 million foreign exchange loss and a $55 million gain on the changes to the carrying value of the financial liability for the preferential dividend stream to Corporación Nacional del Cobre de Chile (Codelco). The carrying value of this financial liability is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and SMM/SC to QBSA, which affect when QBSA repays the loans.

Income Taxes

Provision for income and resource taxes from continuing operations was $87 million, or 11% of pre-tax profit.

This quarter, our effective tax rate from continuing operations was significantly impacted by the reclassification of our steelmaking coal business to discontinued operations, the impairment charge on our Trail Operations, and the derecognition of deferred tax assets for closed Canadian operations. Excluding these items, our rate would have been 39%, which is higher than the Canadian statutory income tax rate of 27%, primarily due to resource taxes and higher statutory tax rates in foreign jurisdictions. We expect our annual 2024 effective tax rate to be significantly impacted by the same items noted above. We are subject to and pay income and resource taxes in all jurisdictions that we operate in.

Beyond 2024, we expect our average long-term effective tax rate to be between 42% and 44%, but quarterly and annual results may be outside of this range due to the ramp-up of QB, the scope and timing of other copper growth projects, certain corporate and finance expenses that are not deductible for resource tax purposes, the relative amount of operating margins and statutory tax rates in the jurisdictions in which we operate, and other factors.

20	Teck Resources Limited 2024 Third Quarter News Release

Discontinued Operations

On July 11, 2024, we completed the sale of our remaining 77% interest in our steelmaking coal business, EVR, to Glencore and received transaction proceeds of US$7.3 billion, excluding customary closing adjustments. As a result of the sale of EVR in July, results from EVR have been classified and presented as discontinued operations for all periods reported beginning in the third quarter of 2024. Settlement of customary closing adjustments will be recorded as part of discontinued operations.

Our third quarter profit from discontinued operations was $54 million, which included operating results for the period up to the sale date of July 11, and an after tax gain of $36 million on the sale of EVR, which is net of taxes of $950 million. This compares with a profit from discontinued operations of $335 million in the third quarter of 2023. For the nine month period ended September 30, 2024, profit from discontinued operations was $1.2 billion compared with $1.9 billion for the nine month period in 2023. Profit from discontinued operations was higher in 2023, as it included a full nine months of EVR results as compared to including EVR results up to the July 11, 2024 sale date in 2024.

21	Teck Resources Limited 2024 Third Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity have been significantly strengthened. Our debt position, net debt2 and credit ratios are summarized in the table below.

	September 30, 2024		December 31, 2023

Term notes	$1,093		$2,470
QB senior limited recourse project finance facility	2,059		2,206
Lease liabilities	666		802
Carmen de Andacollo short-term loans	—		95
Antamina credit facilities	225		225
Less unamortized fees and discounts	(36)		(56)
Debt and lease liabilities (US$ in millions)	$4,007		$5,742

Debt and lease liabilities (Canadian $ equivalent)[1]	$5,409		$7,595
Less cash and cash equivalents	(7,230)		(744)
Net debt (cash)[2] (A)	$(1,821)		$6,851
Equity (B)	$25,892		$28,292
Net-debt to net-debt-plus-equity ratio[2] (A/(A+B))	(8)%		19%
Net debt to adjusted EBITDA ratio[2]	(0.5	)x	1.1	x
Weighted average coupon rate on the term notes	5.5%		5.4%

Notes:
1.	Translated at period end exchange rates.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Our liquidity was $11.9 billion as at October 23, 2024, including $7.8 billion of cash.

On closing of the sale of EVR, we announced our intention to allocate the transaction proceeds consistent with Teck's Capital Allocation Framework. This included the repurchase of up to $2.75 billion of Class B subordinate voting shares, a one-time supplemental dividend of $0.50 per share, a debt reduction program of up to $2.75 billion, funding retained for our value-accretive copper growth projects, and approximately $1.0 billion for final taxes and transaction costs.

Combined with the $500 million share buyback announced in February, total cash returns to shareholders of $3.5 billion from the sale of the steelmaking coal business have been authorized.

In the third quarter, we commenced deployment of the proceeds through shareholder returns and debt reduction. We returned $720 million to shareholders in the third quarter through the purchase of $398 million of Class B subordinate voting shares pursuant to our normal course issuer bid, and $322 million in dividends reflecting our regular base quarterly dividend and a supplemental dividend of $0.50 per share, or $257 million.

On July 4, 2024, we announced an offer to purchase our Term notes. On July 15, 2024, we accepted the tender of US$1.4 billion of notes at a cost of US$1.4 billion including accrued interest. Following the tender offer, the face value of our term notes has decreased to US$1.1 billion and the weighted average coupon rate on our remaining term notes is 5.5%. In addition, we repaid US$120 million of short-term loans at Carmen de Andacollo, and repurchased an additional US$9 million of term notes via an open market repurchase program. As a result, we reduced our debt by US$1.5 billion in the third quarter.

22	Teck Resources Limited 2024 Third Quarter News Release

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. On October 18, 2024, we extended our sustainability linked revolving credit facility for a five-year term. The facility was reduced by US$1.0 billion to US$3.0 billion and continues to have pricing adjustments that are aligned with our sustainability performance and strategy. The reduction in the size of the facility was driven by the quality of our balance sheet, confidence in our business outlook, and a focus on reducing our financing costs. Our sustainability performance over the term of the facility is measured by greenhouse gas (GHG) intensity, percentage of women in Teck's workforce, and safety. This facility does not contain an earnings- or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition. The only financial covenant under our bank agreements is a requirement for our adjusted net debt to capitalization ratio not to exceed 60%. That ratio was negative 6% at September 30, 2024.

Antamina maintains a US$1.0 billion loan agreement that matures in July 2026. Our 22.5% share of the loan is US$225 million. The loan is non-recourse to us and to the other Antamina owners.

We also have various other uncommitted credit facilities, standby letters of credit and surety bonds that primarily secure our reclamation obligations. The amounts issued under these facilities totaled $1.9 billion at September 30, 2024, a decrease of $2.3 billion from June 30, 2024 as the reclamation securities related to EVR were cancelled in the third quarter in conjunction with the closing of the sale of our steelmaking coal business on July 11, 2024. We may be required to post additional security in respect of reclamation at our remaining sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated.

Operating Cash Flow

Cash flow from operations from continuing operations in the third quarter was $162 million compared with an outflow of $82 million a year ago. Our improved cash flow from operations compared with a year ago reflects higher copper and zinc prices and increased sales volumes and contributions from QB.

During the third quarter, changes in working capital items resulted in a use of cash of $468 million mainly due to an increase in our trade receivables balance relating to the timing of sales, particularly at Red Dog as a large portion of seasonal sales occurred in the month of September, and the effect of higher metal prices. This compares with a $268 million use of cash a year ago.

Investing Activities

In early July, we received cash proceeds of US$7.3 billion upon completing the sale of our 77% interest in EVR.

Expenditures on property, plant and equipment were $543 million in the third quarter, including $225 million for the development of the QB2 project and $184 million of sustaining capital. The largest components of sustaining capital expenditures were $74 million at QB and $39 million at Antamina.

Capitalized production stripping costs were $84 million in the third quarter compared with $132 million a year ago. The reduction in capitalized production stripping costs was mainly attributable to Highland Valley Copper where completion of the current phase of waste stripping in the Lornex pit was largely completed in the third quarter.

Demobilization of the QB2 project was completed and substantially all capital contracts were closed out and accrued for at the end of the third quarter within our previously disclosed guidance range of US$8.6 to $8.8 billion for the project. Our year-to-date development capital expenditures for QB2 of $936 million were impacted by a weaker Canadian dollar, but remain within our previously disclosed guidance range for 2024 of US$500 to $700 million.

23	Teck Resources Limited 2024 Third Quarter News Release

The table below summarizes our year-to-date capital spending for 2024.

($ in millions)	Sustaining	Growth	QB2 Project	Subtotal	Capitalized Stripping	Total

Copper	$436	$235	$936	$1,607	$229	$1,836
Zinc	151	67	—	218	62	280
Corporate	15	—	—	15	—	15
	$602	$302	$936	$1,840	$291	$2,131

Financing Activities

In the third quarter, we purchased US$1.4 billion of our public notes through a bond tender offer and repaid US$120 million of short-term loans at Carmen de Andacollo.

Interest and finance fees paid in the third quarter, including amounts capitalized, totalled $103 million, which was $16 million higher than a year ago primarily due to higher lease interest.

In the third quarter, we paid $322 million in respect of our regular base quarterly dividend of $0.125 per share and our supplemental dividend of $0.50 per share.

We also purchased 6.3 million Class B subordinate voting shares for $398 million in the third quarter under our normal course issuer bid.

FINANCIAL RISK MANAGEMENT

Sales of our products are denominated in U.S. dollars while a large portion of our expenses and capital expenditures are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at September 30, 2024, we did not have any of our U.S. dollar denominated debt designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result of our substantial cash balance, which is largely held in U.S.dollars, following the receipt of proceeds from the sale of EVR and reduction in our U.S. dollar debt in the third quarter, we expect to be subject to an increased amount of U.S./Canadian dollar exchange rate exposure. Resulting gains or losses on this increased exposure to the U.S. dollar on our U.S. cash balances will be recorded through the income statement.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce.

We remain confident in the longer-term outlook for our major commodities; however, ongoing uncertainty related to global economic growth, current geopolitical uncertainty, and the potential impact of monetary policy aimed at curtailing inflation in various jurisdictions, may have an impact on demand and prices for our commodities, on our suppliers and employees, and on global financial markets in the future, which could be material.

24	Teck Resources Limited 2024 Third Quarter News Release

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new orebodies, the permitting processes and the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation, may continue to have a moderating effect on the growth in future production for the industry as a whole.

The sensitivity of our annualized adjusted profit (loss) from continuing operations attributable to shareholders4 and adjusted EBITDA4 to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our 2024 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.30, is as follows. Our US$ exchange sensitivity excludes foreign exchange gain/losses on our US$ cash and debt balances as these amounts are excluded from our adjusted profit from continuing operations attributable to shareholders4 and adjusted EBITDA4 calculations.

	2024 Mid-Range Production Estimates[1]	Changes	Estimated Effect of Change On Adjusted Profit (Loss) from Continuing Operations Attributable to Shareholders2 4 ($ in millions)	Estimated Effect on Adjusted EBITDA2 4 ($ in millions)
US$ exchange		CAD$0.01	$18	$38
Copper (000's tonnes)	437.5	US$0.01/lb.	$6	$12
Zinc (000's tonnes)[3]	842.5	US$0.01/lb.	$8	$10

Notes:

1.	Production estimates are subject to change based on market and operating conditions.
2.	The effect on our adjusted profit (loss) from continuing operations attributable to shareholders and on adjusted EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of adjusted profit (loss) from continuing operations attributable to shareholders and adjusted EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3.	Zinc includes 245,000 tonnes of refined zinc and 597,500 tonnes of zinc contained in concentrate.
4.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives that are recorded on our balance sheet at fair value, with gains and losses in each period included in other comprehensive income and profit for the period, as appropriate. The most significant of these instruments are marketable securities and metal-related forward contracts, including those embedded in our silver and gold streaming agreements, QB variable consideration to IMSA, and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

25	Teck Resources Limited 2024 Third Quarter News Release

GUIDANCE

•	We have updated our previously disclosed 2024 guidance for annual zinc net cash unit costs[1], and copper, molybdenum and refined zinc production. The remainder of our previously disclosed guidance for 2024 is unchanged.

•	Continued strong performance at Red Dog has resulted in an improvement in net cash unit costs[1] and accordingly, our 2024 annual zinc net cash unit costs[1] are now expected to be US$0.45 to $0.55 per pound, compared to our previously disclosed guidance range of US$0.55 to $0.65 per pound. A portion of this reduction is driven by improved operating costs and as a result, our 2024 annual zinc total cash unit costs[1] have improved and are now expected to be between US$0.65 to $0.75 per pound, compared to our previously disclosed guidance range of US$0.70 to $0.80 per pound.

•	Our 2024 annual copper production guidance has been updated to a range of 420,000 to 455,000 tonnes, a reduction from our previously disclosed guidance of 435,000 to 500,000 tonnes. The reduction relates to Highland Valley Copper, as well as a reduction to the upper end of QB's production guidance range. Highland Valley Copper's guidance reduction was a result of a delay in mining in the Lornex pit due to challenges with labour availability and the autonomous systems of our new haul trucks. This has been largely resolved and we expect to process more ore from the Lornex pit in the fourth quarter.

•	Molybdenum production for 2024 has been reduced by 1.3 to 1.5 thousand tonnes to 3.0 to 4.0 thousand tonnes due to lower production at Highland Valley Copper and QB.

•	Refined zinc production for 2024 at Trail has been reduced to a range of 240,000 to 250,000 tonnes as a result of a localized fire in the electrolytic zinc plant on September 24, 2024.

•	Due to the ongoing work at QB to improve copper recovery and equipment reliability extending into the first half of 2025, we have updated our previously disclosed 2025 QB annual copper production guidance to 240,000 to 280,000 tonnes and molybdenum production to 4.0 to 5.5 thousand tonnes from our previously disclosed guidance of 280,000 to 310,000 tonnes and 5.0 to 6.4 thousand tonnes, respectively.

•	The guidance ranges below reflect our operating plans, which include known risks and uncertainties. Events such as extreme weather, unplanned operational shutdowns and other disruptions could impact actual results beyond these estimates. Our unit costs are calculated based on production volumes and any variances from estimated production ranges will impact unit costs.

•	We remain highly focused on managing our controllable operating expenditures. Our underlying key mining drivers such as strip ratios and haul distances remain relatively stable. Inflation on key input costs, including the cost of certain key supplies and mining equipment, labour and contractors, and changing diesel prices, are included in our 2024 annual capital expenditure, capitalized stripping and unit cost guidance.

•	Based on our current elevated cash and cash equivalents balance as a result of the receipt of proceeds from the sale of the steelmaking coal business, we expect to have higher investment interest income for the foreseeable future.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

26	Teck Resources Limited 2024 Third Quarter News Release

Production Guidance

The table below shows our share of production of our principal products for 2023, our guidance for production for 2024 and for the following three years.

Units in 000’s tonnes	2023	Previous Guidance 2024	Change	Guidance 2024	Guidance 2025	Guidance 2026	Guidance 2027

PRINCIPAL PRODUCTS

Copper1 2
Quebrada Blanca[3]	62.8	200 - 235	0 - (25)	200 - 210	240 - 280	280 - 310	280 - 310
Highland Valley Copper	98.8	112 - 125	(15) - (20)	97 - 105	140 - 160	130 - 150	120 - 140
Antamina	95.3	85 - 95	—	85 - 95	80 - 90	90 - 100	85 - 95
Carmen de Andacollo[3]	39.6	38 - 45	—	38 - 45	50 - 60	50 - 60	45 - 55
	296.5	435 - 500	(15) - (45)	420 - 455	510 - 590	550 - 620	530 - 600
Zinc1 2 4
Red Dog	539.8	520 - 570	—	520 - 570	460 - 510	410 - 460	365 - 400
Antamina	104.2	45 - 60	—	45 - 60	95 - 105	55 - 65	35 - 45
	644.0	565 - 630	—	565 - 630	555 - 615	465 - 525	400 - 445
Refined zinc
Trail Operations	266.6	275 - 290	(35) - (40)	240 - 250	270 - 300	270 - 300	270 - 300
OTHER PRODUCTS
OTHER PRODUCTS
Lead[1]
Red Dog	93.4	90 - 105	—	90 - 105	80 - 90	80 - 90	65 - 75

Molybdenum1 2
Quebrada Blanca	—	1.8 - 2.4	(1.0) - (1.2)	0.8 - 1.2	4.0 - 5.5	6.4 - 7.6	7.0 - 8.0
Highland Valley Copper	0.6	1.3 - 1.6	(0.5) - (0.5)	0.8 - 1.1	1.8 - 2.3	2.3 - 2.8	2.7 - 3.2
Antamina	0.8	1.2 - 1.5	0.2 - 0.2	1.4 - 1.7	0.7 - 1.0	0.7 - 1.0	0.9 - 1.2
	1.4	4.3 - 5.5	(1.3) - (1.5)	3.0 - 4.0	6.5 - 8.8	9.4 - 11.4	10.6 - 12.4

Notes:

1.	Metal contained in concentrate.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest.
3.	Copper production includes cathode production at Quebrada Blanca and a minimal amount at Carmen de Andacollo.
4.	Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.

27	Teck Resources Limited 2024 Third Quarter News Release

Sales Guidance

The table below shows our sales for the last quarter and our sales guidance for the next quarter for Red Dog zinc in concentrate.

	Q3 2024	Guidance Q4 2024
Zinc (000's tonnes)[1]
Red Dog	252	155 - 185

Note:

1.	Metal contained in concentrate.

Unit Cost Guidance

The table below shows our unit costs for selected products for 2023 and our unit cost guidance for selected principal products in 2024.

	2023	Previous Guidance 2024	Change	Guidance 2024

Copper[1]
Total cash unit costs[4] (US$/lb.)	2.27	2.30 - 2.50	—	2.30 - 2.50
Net cash unit costs3 4 (US$/lb.)	1.87	1.90 - 2.30	—	1.90 - 2.30

Zinc[2]
Total cash unit costs[4] (US$/lb.)	0.68	0.70 - 0.80	(0.05) - (0.05)	0.65 - 0.75
Net cash unit costs3 4 (US$/lb.)	0.55	0.55 - 0.65	(0.10) - (0.10)	0.45 - 0.55

Notes:

1.	Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2024 assumes a zinc price of US$1.24 per pound, a molybdenum price of US$22 per pound, a silver price of US$28 per ounce, a gold price of US$2,275 per ounce, a Canadian/U.S. dollar exchange rate of $1.36 and a Chilean peso/U.S. dollar exchange rate of 935. 2023 copper unit costs excludes Quebrada Blanca.
2.	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2024 assumes a lead price of US$0.95 per pound, a silver price of US$28 per ounce and a Canadian/U.S. dollar exchange rate of $1.36. By-products include both by-products and co-products.
3.	After co-product and by-product margins.
4.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

28	Teck Resources Limited 2024 Third Quarter News Release

Capital Expenditure Guidance

The table below shows our capital expenditures for 2023 and our capital expenditure guidance for 2024.

(Teck’s share in CAD$ millions)	2023	Previous Guidance 2024	Change	Guidance 2024
Sustaining
Copper[1]	$448	$495 - 550	$—	$495 - 550
Zinc	152	190 - 210	—	190 - 210
Corporate	24	30 - 40	—	30 - 40
	$624	$715 - 800	$—	$715 - 800
Growth
Copper2 3	$374	$400 - 460	$—	$400 - 460
Zinc	70	100 - 130	—	100 - 130
	$444	$500 - 590	$—	$500 - 590
Total
Copper	$822	$895 - 1,010	$—	$895 - 1,010
Zinc	222	290 - 340	—	290 - 340
Corporate	24	30 - 40	—	30 - 40
	$1,068	$1,215 - 1,390	$—	$1,215 - 1,390

QB2 Project capital expenditures	$2,152	$700 - 900	—	$700 - 900
QB2 Ramp-up capital expenditures	665	—	—	—
Total before SMM and SC contributions	$3,885	$1,915 - 2,290	$—	$1,915 - 2,290
Estimated SMM and SC contributions to capital expenditures in the table	(1,100)	(270) - (340)	—	(270) - (340)
Total, net of partner contributions and project financing	$2,785	$1,645 - 1,950	$—	$1,645 - 1,950

Notes:

1.	Copper sustaining capital includes Quebrada Blanca Operations.
2.	Excluding QB2 development capital and QB2 ramp-up capital.
3.	Copper growth capital guidance includes feasibility studies, advancing detailed engineering work, project execution planning and progressing permitting at the HVC Mine Life Extension project, San Nicolás and Zafranal. In addition, we will work to define the most capital-efficient and value-adding pathway for the expansion of QB based on the performance of the existing asset base. We also expect to continue to progress our medium- to long-term portfolio options with prudent investments to advance the path to value, including for NewRange, Galore Creek, Schaft Creek and NuevaUnión.

Capital Expenditure Guidance – Capitalized Stripping

(Teck's share in CAD$ millions)	2023	Previous Guidance 2024	Change	Guidance 2024
Copper	$379	$255 - 280	$—	$255 - 280
Zinc	76	65 - 75	—	65 - 75
	$455	$320 - 355	$—	$320 - 355

29	Teck Resources Limited 2024 Third Quarter News Release

QUARTERLY PROFIT (LOSS) AND CASH FLOW

	2024			2023				2022
(in millions, except for share data)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenue[1]	$2,858	$1,802	$1,619	$1,843	$1,989	$1,265	$1,379	$3,140	$4,260

Gross profit[1]	478	418	169	152	261	310	389	1,154	1,797

Profit (loss) attributable to shareholders	(699)	362	343	483	276	510	1,140	266	(195)

Basic earnings (loss) per share	$(1.35)	$0.70	$0.66	$0.93	$0.53	$0.98	$2.22	$0.52	$(0.37)

Diluted earnings (loss) per share	$(1.35)	$0.69	$0.65	$0.92	$0.52	$0.97	$2.18	$0.51	$(0.37)

Cash flow from operations	$134	$1,326	$42	$1,126	$736	$1,130	$1,092	$930	$1,809

Note:

1.	The financial metrics presented for the 2024 and 2023 periods have been represented for the classification of EVR as a discontinued operation. 2022 figures have not been represented.

AREAS OF JUDGMENT AND CRITICAL ACCOUNTING ESTIMATES

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements include the assessment of impairment indicators, the determination of assets held for sale and discontinued operations, the determination of the available for use date for property, plant and equipment, accounting for joint arrangements, streaming transactions and the accounting for income taxes. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. Sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities, and the valuation of other assets and liabilities including decommissioning and restoration provisions. These areas of judgment and critical accounting estimates are consistent with those reported in our 2023 annual consolidated financial statements and Management's Discussion and Analysis, except as outlined below.

Areas of Judgment

a) Assessment of Impairment Indicators

Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment or impairment reversal includes, but is not limited to, market transactions for similar assets, commodity prices, treatment charges, zinc premiums, discount rates, foreign exchange rates, our market capitalization, reserves and resources, mine plans, operating plans and operating results.

In the third quarter of 2024, as a result of the challenging environment for treatment charges due to a global shortage of zinc concentrate, continued operating losses, combined with a fire in the electrolytic zinc plant affecting expected operations in the fourth quarter of 2024, we performed an impairment test for our Trail Operations Cash Generating Unit (Trail CGU), as outlined below.

30	Teck Resources Limited 2024 Third Quarter News Release

b) Sources of Estimation Uncertainty

Impairment Testing

When impairment testing is required, discounted cash flow models are used to determine the recoverable amount of respective CGUs. These models are prepared internally or with assistance from third-party advisors when required. When relevant market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets. Significant assumptions used in preparing the discounted cash flow model for our Trail CGU impairment test include the long-term zinc price, long-term zinc treatment charges, long-term zinc premium, USD-CAD foreign exchange rates, zinc production rates, operating costs and capital costs. These inputs are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the statement of income (loss) and the resulting carrying values of assets.

The recoverable amount of each cash-generating unit (CGU) is determined as the higher of its fair value less costs of disposal and its value in use.

During the third quarter, we recorded a non-cash, pre-tax asset impairment for our Trail CGU of $1.1 billion (after-tax $828 million).

31	Teck Resources Limited 2024 Third Quarter News Release

ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026 with early application permitted. We are currently assessing the effect of these amendments on our financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. We are currently assessing the effect of this new standard on our financial statements.

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current Liabilities with Covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override and incorporate the previous amendments, Classification of Liabilities as Current or Non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments were effective for annual periods beginning on or after January 1, 2024 and adoption of these amendments did not have an effect on our financial statements.

32	Teck Resources Limited 2024 Third Quarter News Release

OUTSTANDING SHARE DATA

As at October 23, 2024, there were 504.7 million Class B subordinate voting shares (Class B shares) and 7.6 million Class A common shares outstanding. In addition, there were approximately 5.5 million share options outstanding with exercise prices ranging between $5.34 and $70.34 per share. More information on these instruments and the terms of their conversion is set out in Note 26 of our 2023 audited consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in our internal controls during the quarter ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

33	Teck Resources Limited 2024 Third Quarter News Release

REVENUE AND GROSS PROFIT

Our revenue and gross profit by reportable segments are summarized in the tables below.

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2024	2023	2024	2023

REVENUE
Copper
Quebrada Blanca	$587	$167	$1,541	$212
Highland Valley Copper	310	224	980	824
Antamina	400	301	1,052	954
Carmen de Andacollo	124	95	295	293
	1,421	787	3,868	2,283

Zinc
Trail Operations	534	486	1,430	1,489
Red Dog	1,034	840	1,365	1,248
Other	1	2	5	5
Intra-segment revenue	(132)	(126)	(389)	(392)
	1,437	1,202	2,411	2,350
TOTAL REVENUE	$2,858	$1,989	$6,279	$4,633

GROSS PROFIT
Copper
Quebrada Blanca	$(17)	$5	$(9)	$1
Highland Valley Copper	19	23	189	182
Antamina	214	153	545	497
Carmen de Andacollo	25	(17)	17	(44)
Other	2	1	4	(5)
	243	165	746	631

Zinc
Trail Operations	6	(2)	(81)	20
Red Dog	230	100	394	313
Other	(1)	(2)	6	(4)
	235	96	319	329
TOTAL GROSS PROFIT	$478	$261	$1,065	$960

34	Teck Resources Limited 2024 Third Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by reportable segments is summarized in the tables below.

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2024	2023	2024	2023

OPERATING COSTS
Copper
Quebrada Blanca	$378	$144	$1,002	$189
Highland Valley Copper	210	164	580	511
Antamina	96	73	244	236
Carmen de Andacollo	70	90	210	265
Other	(2)	(1)	(4)	5
	752	470	2,032	1,206

Zinc
Trail Operations	154	156	465	480
Red Dog	298	307	413	430
Other	2	4	(1)	9
	454	467	877	919
Total operating costs	$1,206	$937	$2,909	$2,125

TRANSPORTATION COSTS
Copper
Quebrada Blanca	$31	$4	$77	$5
Highland Valley Copper	11	3	29	23
Antamina	8	8	23	25
Carmen de Andacollo	6	4	16	18
	56	19	145	71

Zinc
Trail Operations	44	41	122	118
Red Dog	91	79	124	117
	135	120	246	235
Total transportation costs	$191	$139	$391	$306
35	Teck Resources Limited 2024 Third Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2024	2023	2024	2023

RAW MATERIAL PURCHASES
Zinc concentrate purchases

Trail Operations	$310	$267	$846	$800
Intra-segment purchases	(132)	(126)	(389)	(392)
Total raw material purchases	$178	$141	$457	$408

ROYALTY COSTS
Copper
Antamina	$9	$5	$22	$22

Zinc
Red Dog	312	234	280	231
Total royalty costs	$321	$239	$302	$253

DEPRECIATION AND AMORTIZATION
Copper
Quebrada Blanca	$195	$14	$471	$17
Highland Valley Copper	70	34	182	108
Antamina	73	62	218	174
Carmen de Andacollo	23	18	52	54
	361	128	923	353

Zinc
Trail Operations	20	24	78	71
Red Dog	103	120	154	157
	123	144	232	228
Total depreciation and amortization	$484	$272	$1,155	$581
TOTAL COST OF SALES	$2,380	$1,728	$5,214	$3,673

36	Teck Resources Limited 2024 Third Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2024	2023	2024	2023

Copper
Quebrada Blanca	$11	$10	$22	$48
Highland Valley Copper	11	49	87	122
Antamina	33	46	105	116
Carmen de Andacollo	4	6	15	15
	59	111	229	301

Zinc
Red Dog	25	21	62	54
Total	$84	$132	$291	$355

37	Teck Resources Limited 2024 Third Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

Quebrada Blanca
Tonnes mined (000's)	16,260	10,805	42,398	26,658
Tonnes milled (000's)	11,508	4,365	32,235	5,283
Copper
Grade (%)	0.55	0.58	0.56	0.58
Recovery (%)	83.8	69.3	81.7	69.3
Production (000's tonnes)	52.5	18.3	147.1	21.2
Sales (000's tonnes)	48.5	14.3	129.3	14.4

Copper cathode
Production (000’s tonnes)	—	1.3	—	5.2
Sales (000's tonnes)	—	1.8	1.5	5.7

Molybdenum
Production (000's tonnes)	0.2	—	0.2	—
Sales (000's tonnes)	0.2	—	0.2	—

Highland Valley Copper
Tonnes mined (000's)	19,212	17,980	50,694	54,405
Tonnes milled (000's)	10,672	9,097	29,691	26,646
Copper
Grade (%)	0.27	0.25	0.28	0.28
Recovery (%)	86.8	88.4	89.3	91.0
Production (000's tonnes)	25.4	20.5	75.3	69.0
Sales (000's tonnes)	24.6	20.7	78.2	72.0
Molybdenum
Production (000's tonnes)	0.2	—	0.5	0.4
Sales (000's tonnes)	0.2	0.1	0.5	0.4

38	Teck Resources Limited 2024 Third Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

Antamina
Tonnes mined (000's)	64,093	63,310	182,807	184,143
Tonnes milled (000's)
Copper-only ore	9,498	7,059	29,104	20,313
Copper-zinc ore	3,598	7,187	12,839	20,179
	13,096	14,246	41,943	40,492
Copper[1]
Grade (%)	0.91	0.83	0.88	0.86
Recovery (%)	92.2	86.4	90.7	87.2
Production (000's tonnes)	111.5	99.9	333.3	303.2
Sales (000's tonnes)	121.9	100.8	333.0	306.4

Zinc[1]
Grade (%)	1.93	2.03	1.71	2.03
Recovery (%)	87.4	85.8	84.8	86.1
Production (000's tonnes)	67.8	125.4	188.1	345.4
Sales (000's tonnes)	68.6	119.1	180.1	342.5

Molybdenum
Production (000's tonnes)	2.6	0.8	6.2	2.5
Sales (000's tonnes)	2.1	0.8	5.1	2.4

Carmen de Andacollo
Tonnes mined (000's)	4,878	6,702	15,209	18,562
Tonnes milled (000's)	4,436	3,969	10,197	12,255
Copper
Grade (%)	0.33	0.32	0.32	0.33
Recovery (%)	78.9	71.0	80.8	73.6
Production (000's tonnes)	11.5	9.3	26.5	29.3
Sales (000's tonnes)	10.6	9.3	25.8	28.9

Copper cathode
Production (000’s tonnes)	—	—	—	0.1
Sales (000’s tonnes)	—	0.1	—	0.1

Gold[2]
Production (000’s ounces)	6.3	5.4	13.6	17.5
Sales (000’s ounces)	6.0	5.8	13.9	18.8

Notes:
1.	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
2.	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

39	Teck Resources Limited 2024 Third Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Trail Operations
Concentrate treated (000’s tonnes)
Zinc	128	127	393	388
Lead	31	26	65	78
Metal production
Zinc (000's tonnes)	65.5	67.2	193.9	196.7
Lead (000's tonnes)	18.2	17.2	40.2	49.4
Silver (million ounces)	2.1	2.6	5.8	7.6
Gold (000's ounces)	3.4	5.1	11.3	16.5

Metal sales
Zinc (000's tonnes)	68.7	67.6	198.9	189.5
Lead (000's tonnes)	18.2	14.8	41.5	44.7
Silver (million ounces)	2.2	2.5	6.0	7.4
Gold (000's ounces)	2.8	5.8	10.8	16.5

Red Dog
Tonnes mined (000's)	2,719	3,293	8,297	8,371
Tonnes milled (000's)	1,133	941	3,328	3,031
Zinc
Grade (%)	15.5	16.1	15.5	15.4
Recovery (%)	81.2	82.4	82.8	82.2
Production (000's tonnes)	142.5	124.6	427.2	384.5
Sales (000's tonnes)	252.3	269.7	390.5	418.4
Lead
Grade (%)	5.1	4.7	4.8	4.5
Recovery (%)	51.3	48.3	52.5	50.3
Production (000's tonnes)	29.5	21.4	83.8	68.0
Sales (000's tonnes)	85.6	75.6	85.6	75.6

40	Teck Resources Limited 2024 Third Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our annual financial statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). Our interim financial results are prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34). This document refers to a number of non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS Accounting Standards, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS Accounting Standards.

Adjusted profit from continuing operations attributable to shareholders – For adjusted profit from continuing operations attributable to shareholders, we adjust profit from continuing operations attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit from continuing operations attributable to shareholders as described above.

Adjusted profit from continuing operations attributable to shareholders, EBITDA and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Adjusted profit from discontinued operations attributable to shareholders – For adjusted profit from discontinued operations attributable to shareholders, we adjust profit from discontinued operations attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

Adjusted EBITDA from discontinued operations – Adjusted EBITDA from discontinued operations is EBITDA from discontinued operations before the pre-tax effect of the adjustments that we make to adjusted profit from discontinued operations attributable to shareholders as described above.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our reportable segments or overall operations.

Gross profit margins before depreciation and amortization – Gross profit margins before depreciation and amortization are gross profit before depreciation and amortization, divided by revenue for each respective reportable segment. We believe this measure assists us and readers to compare margins on a percentage basis among our reportable segments.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter

41	Teck Resources Limited 2024 Third Quarter News Release

charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization, as these costs are non-cash, and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by- and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short- and long-term financial obligations.

Net debt – Net debt is total debt, less cash and cash equivalents.

Net debt to net debt-plus-equity ratio – Net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Net debt to adjusted EBITDA ratio – Net debt to adjusted EBITDA ratio is net debt divided by adjusted EBITDA for the 12 months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay the net debt.

Adjusted basic earnings per share from continuing operations – Adjusted basic earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share from continuing operations – Adjusted diluted earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of fully diluted shares in a period.

Total cash unit costs per pound –Total cash unit costs per pound is a non-GAAP ratio comprised of adjusted cash cost of sales divided by payable pounds sold plus smelter processing charges divided by payable pounds sold.

Net cash unit costs per pound – Net cash unit costs per pound is a non-GAAP ratio comprised of (adjusted cash cost of sales plus smelter processing charges less cash margin for by-products) divided by payable pounds sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted cash cost of sales is a non-GAAP financial measure.

Cash margins for by-products per pound – Cash margins for by-products per pound is a non-GAAP ratio comprised of cash margins for by-products divided by payable pounds sold.

42	Teck Resources Limited 2024 Third Quarter News Release

Profit from Continuing Operations Attributable to Shareholders and Adjusted Profit from Continuing Operations Attributable to Shareholders

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2024	2023	2024	2023

Profit (loss) from continuing operations attributable to shareholders	$(748)	$(48)	$(852)	$49
Add (deduct) on an after-tax basis:
Asset impairment	828	—	828	—
QB variable consideration to IMSA and Codelco	(33)	(45)	9	26
Environmental costs	15	(16)	9	4
Share-based compensation	26	19	67	76
Commodity derivatives	(9)	10	(36)	29
Loss (gain) on disposal or contribution of assets	—	3	(10)	(144)
Tax items	203	69	229	69
Other	32	93	129	157
Adjusted profit from continuing operations attributable to shareholders	$314	$85	$373	$266

Basic earnings (loss) per share from continuing operations	$(1.45)	$(0.09)	$(1.64)	$0.09
Diluted earnings (loss) per share from continuing operations	$(1.45)	$(0.09)	$(1.64)	$0.09
Adjusted basic earnings per share from continuing operations	$0.61	$0.16	$0.72	$0.51
Adjusted diluted earnings per share from continuing operations	$0.60	$0.16	$0.71	$0.51

43	Teck Resources Limited 2024 Third Quarter News Release

Reconciliation of Basic Earnings per share from Continuing Operations to Adjusted Basic Earnings per share from Continuing Operations

	Three months ended September 30,		Nine months ended September 30,
(Per share amounts)	2024	2023	2024	2023

Basic earnings (loss) per share from continuing operations	$(1.45)	$(0.09)	$(1.64)	$0.09
Add (deduct):
Asset impairment	1.60	—	1.60	—
QB variable consideration to IMSA and Codelco	(0.06)	(0.09)	0.01	0.05
Environmental costs	0.03	(0.03)	0.02	0.01
Share-based compensation	0.05	0.04	0.13	0.15
Commodity derivatives	(0.02)	0.02	(0.07)	0.06
Loss (gain) on disposal or contribution of assets	—	0.01	(0.02)	(0.28)
Tax items	0.39	0.13	0.44	0.13
Other	0.07	0.17	0.25	0.30
Adjusted basic earnings per share from continuing operations	$0.61	$0.16	$0.72	$0.51

44	Teck Resources Limited 2024 Third Quarter News Release

Reconciliation of Diluted Earnings per share from Continuing Operations to Adjusted Diluted Earnings per share from Continuing Operations

	Three months ended September 30,		Nine months ended September 30,
(Per share amounts)	2024	2023	2024	2023

Diluted earnings (loss) per share from continuing operations	$(1.45)	$(0.09)	$(1.64)	$0.09
Add (deduct):
Asset impairment	1.59	—	1.58	—
QB variable consideration to IMSA and Codelco	(0.06)	(0.09)	0.02	0.05
Environmental costs	0.03	(0.03)	0.02	0.01
Share-based compensation	0.05	0.04	0.13	0.14
Commodity derivatives	(0.02)	0.02	(0.07)	0.06
Loss (gain) on disposal or contribution of assets	—	0.01	(0.02)	(0.27)
Tax items	0.39	0.13	0.44	0.13
Other	0.07	0.17	0.25	0.30
Adjusted diluted earnings per share from continuing operations	$0.60	$0.16	$0.71	$0.51

45	Teck Resources Limited 2024 Third Quarter News Release

Reconciliation of Net Debt to Adjusted EBITDA Ratio

	(A) Twelve months ended December 31, 2023	(B) Nine months ended September 30, 2023		(C) Nine months ended September 30, 2024	(A-B+C) Twelve months ended September 30, 2024

Profit (loss) from continuing operations before taxes as originally reported	$3,944		$3,250	$(974)	$(280)
Net finance expense	162		108	578	632
Depreciation and amortization	1,931		1,383	1,203	1,751
EBITDA	$6,037		$4,741	$807	$2,103

Add (deduct):
Asset impairment	—		—	1,053	1,053
QB variable consideration to IMSA and Codelco	156		41	14	129
Environmental costs	168		(14)	8	190
Share-based compensation	107		104	86	89
Commodity derivatives	12		39	(50)	(77)
Gain on disposal or contribution of assets	(244)		(255)	(14)	(3)
Other	131		8	194	317
Adjusted EBITDA[1]	$6,367	(D)	$4,664	$2,098	$3,801	(E)
Total debt	$7,595	(F)			$5,409	(G)
Less: cash and cash equivalents	(744)				(7,230)

Net debt	$6,851	(H)			$(1,821)	(I)

Debt to adjusted EBITDA ratio	1.2	(F/D)			1.4	(G/E)
Net Debt to adjusted EBITDA ratio	1.1	(H/D)			(0.5)	(I/E)
Equity attributable to shareholders of the company	$26,988	(J)			$24,863	(K)
Other financial obligations	$268	(L)			$38	(M)
Adjusted Net debt to capitalization ratio	0.20	(H+L)/ (F+J+L)			(0.06)	(I+M)/ (G+K+M)

Note:
1.	Adjusted EBITDA for the (A) twelve months ended December 31, 2023 and (B) nine months ended September 30, 2023 are as previously reported.
46	Teck Resources Limited 2024 Third Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2024	2023	2024	2023

Profit (loss) from continuing operations before taxes	$(759)	$48	$(974)	$249
Finance expense net of finance income	153	10	578	25
Depreciation and amortization	498	290	1,203	633
EBITDA	(108)	348	807	907

Add (deduct):
Asset impairment	1,053	—	1,053	—
QB variable consideration to IMSA and Codelco	(55)	(75)	14	41
Environmental costs	20	(22)	8	4
Share-based compensation	34	24	86	96
Commodity derivatives	(13)	15	(50)	39
Loss (gain) on disposal or contribution of assets	—	4	(14)	(194)
Other	55	123	194	222
Adjusted EBITDA	$986	$417	$2,098	$1,115

47	Teck Resources Limited 2024 Third Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2024	2023	2024	2023

Gross profit	$478	$261	$1,065	$960
Depreciation and amortization	484	272	1,155	581
Gross profit before depreciation and amortization	$962	$533	$2,220	$1,541

Reported as:
Copper
Quebrada Blanca	$178	$19	$462	$18
Highland Valley Copper	89	57	371	290
Antamina	287	215	763	671
Carmen de Andacollo	48	1	69	10
Other	2	1	4	(5)
	604	293	1,669	984

Zinc
Trail Operations	26	22	(3)	91
Red Dog	333	220	548	470
Other	(1)	(2)	6	(4)
	358	240	551	557
Gross profit before depreciation and amortization	$962	$533	$2,220	$1,541

48	Teck Resources Limited 2024 Third Quarter News Release

Reconciliation of Gross Profit Margins Before Depreciation and Amortization

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2024	2023	2024	2023

Revenue
Copper (A)	$1,421	$787	$3,868	$2,283
Zinc (B)	1,437	1,202	2,411	2,350
Total	$2,858	$1,989	$6,279	$4,633

Gross profit before depreciation and amortization
Copper (C)	$604	$293	$1,669	$984
Zinc (D)	358	240	551	557
Total	$962	$533	$2,220	$1,541

Gross profit margins before depreciation and amortization
Copper (C/A)	43%	37%	43%	43%
Zinc (D/B)	25%	20%	23%	24%

49	Teck Resources Limited 2024 Third Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2024	20231	2024	2023

Revenue as reported	$1,421	$787	$3,868	$2,283
Less:
Quebrada Blanca revenue as reported	—	(167)	—	(212)
By-product revenue (A)	(131)	(87)	(305)	(293)
Smelter processing charges (B)	69	37	186	114
Adjusted revenue	$1,359	$570	$3,749	$1,892

Cost of sales as reported	$1,178	$622	$3,122	$1,652
Less: Quebrada Blanca cost of sales as reported	—	(162)	—	(211)
	$1,178	$460	$3,122	$1,441
Less:
Depreciation and amortization	(361)	(114)	(923)	(336)
Inventory write-down	—	(6)	(41)	(6)
Labour settlement charge	—	(9)	9	(9)
Other	(30)	—	(30)	—
By-product cost of sales (C)	(19)	(31)	(51)	(88)
Adjusted cash cost of sales (D)	$768	$300	$2,086	$1,002

Payable pounds sold (millions) (E)	236.4	112.2	659.0	361.4

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$3.25	$2.67	$3.17	$2.77
Smelter processing charges (B/E)	0.29	0.33	0.28	0.32
Total cash unit costs – CAD$/pound	$3.54	$3.00	$3.45	$3.09
Cash margin for by-products – ((A – C)/E)	(0.47)	(0.50)	(0.39)	(0.57)
Net cash unit costs – CAD$/pound	$3.07	$2.50	$3.06	$2.52

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.36	$1.34	$1.36	$1.35

Per unit amounts – US$/pound
Adjusted cash cost of sales	$2.39	$1.99	$2.33	$2.06
Smelter processing charges	0.21	0.25	0.21	0.23
Total cash unit costs – US$/pound	$2.60	$2.24	$2.54	$2.29
Cash margin for by-products	(0.35)	(0.37)	(0.29)	(0.42)
Net cash unit costs – US$/pound	$2.25	$1.87	$2.25	$1.87

Notes:
1.	Excludes Quebrada Blanca in 2023.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.

50	Teck Resources Limited 2024 Third Quarter News Release

Copper Unit Cost Reconciliation, Excluding QB1

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2024	2023	2024	2023

Revenue as reported	$1,421	$787	$3,868	$2,283
Less:
Quebrada Blanca revenue as reported	(587)	(167)	(1,541)	(212)
By-product revenue (A)	(103)	(87)	(254)	(293)
Smelter processing charges (B)	35	37	100	114
Adjusted revenue	$766	$570	$2,173	$1,892

Cost of sales as reported	$1,178	$622	$3,122	$1,652
Less: Quebrada Blanca cost of sales as reported	(604)	(162)	(1,550)	(211)
	$574	$460	$1,572	$1,441
Less:
Depreciation and amortization	(166)	(114)	(452)	(336)
Inventory write-down	—	(6)	(6)	(6)
Labour settlement charge	—	(9)	9	(9)
By-product cost of sales (C)	(19)	(31)	(51)	(88)
Adjusted cash cost of sales (D)	$389	$300	$1,072	$1,002

Payable pounds sold (millions) (E)	133.3	112.2	380.9	361.4

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$2.92	$2.67	$2.82	$2.77
Smelter processing charges (B/E)	0.26	0.33	0.26	0.32
Total cash unit costs – CAD$/pound	$3.18	$3.00	$3.08	$3.09
Cash margin for by-products – ((A – C)/E)	(0.63)	(0.50)	(0.54)	(0.57)
Net cash unit costs – CAD$/pound	$2.55	$2.50	$2.54	$2.52

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.36	$1.34	$1.36	$1.35

Per unit amounts – US$/pound
Adjusted cash cost of sales	$2.14	$1.99	$2.07	$2.06
Smelter processing charges	0.19	0.25	0.19	0.23
Total cash unit costs – US$/pound	$2.33	$2.24	$2.26	$2.29
Cash margin for by-products	(0.46)	(0.37)	(0.39)	(0.42)
Net cash unit costs – US$/pound	$1.87	$1.87	$1.87	$1.87

Notes:
1.	Excludes Quebrada Blanca in 2024 and 2023.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.
51	Teck Resources Limited 2024 Third Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2024	2023	2024	2023

Revenue as reported	$1,437	$1,202	$2,411	$2,350
Less:
Trail Operations revenue as reported	(534)	(486)	(1,430)	(1,489)
Other revenue as reported	(1)	(2)	(5)	(5)
Add back: Intra-segment revenue as reported	132	126	389	392
	$1,034	$840	$1,365	$1,248
By-product revenue (A)	(331)	(269)	(339)	(269)
Smelter processing charges (B)	105	181	201	274
Adjusted revenue	$808	$752	$1,227	$1,253

Cost of sales as reported	$1,202	$1,106	$2,092	$2,021
Less:
Trail Operations cost of sales as reported	(528)	(488)	(1,511)	(1,469)
Other cost of sales as reported	(2)	(4)	1	(9)
Add back: Intra-segment purchases as reported	132	126	389	392
	$804	$740	$971	$935
Less:
Depreciation and amortization	(103)	(120)	(154)	(157)
Royalty costs	(312)	(234)	(280)	(231)
By-product cost of sales (C)	(88)	(109)	(88)	(109)
Adjusted cash cost of sales (D)	$301	$277	$449	$438

Payable pounds sold (millions) (E)	474.1	511.7	733.1	790.0

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.64	$0.55	$0.61	$0.55
Smelter processing charges (B/E)	0.22	0.35	0.28	0.35
Total cash unit costs – CAD$/pound	$0.86	$0.90	$0.89	$0.90
Cash margin for by-products – ((A - C)/E)	(0.52)	(0.32)	(0.35)	(0.20)
Net cash unit costs – CAD$/pound	$0.34	$0.58	$0.54	$0.70

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.36	$1.34	$1.36	$1.35

Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.47	$0.41	$0.45	$0.41
Smelter processing charges	0.16	0.26	0.21	0.26
Total cash unit costs – US$/pound	$0.63	$0.67	$0.66	$0.67
Cash margin for by-products	(0.38)	(0.24)	(0.26)	(0.15)
Net cash unit costs – US$/pound	$0.25	$0.43	$0.40	$0.52

Notes:
1.	Red Dog Mining Operations.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.
52	Teck Resources Limited 2024 Third Quarter News Release

Profit from Discontinued Operations Attributable to Shareholders and Adjusted Profit from Discontinued Operations Attributable to Shareholders

(CAD$ in millions)	Three months ended September 30, 2024

Profit from discontinued operations attributable to shareholders	$49
Add (deduct) on an after-tax basis:
Share-based compensation	15
Gain on disposal or contribution of assets	(36)
Other	(3)
Adjusted profit from discontinued operations attributable to shareholders	$25

Reconciliation of EBITDA and Adjusted EBITDA from Discontinued Operations

(CAD$ in millions)	Three months ended September 30, 2024

Profit from discontinued operations before taxes	$5
Finance expense net of finance income	4
Depreciation and amortization	34
EBITDA from discontinued operations	43

Add (deduct):
Share-based compensation	19
Other	16
Adjusted EBITDA from discontinued operations	$78

53	Teck Resources Limited 2024 Third Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy, including being a pure-play energy transition metals company; anticipated global and regional supply, demand and market outlook for our commodities; our business, assets, and strategy going forward, including with respect to future and ongoing project development; the potential benefits of our new business structure; the expected use of proceeds from the sale of our steelmaking coal business, including the timing and format of any cash returns to shareholders; the anticipated benefits of the sale of our steelmaking coal business, including deployment of proceeds; our expectations regarding the continuing ramp-up of QB2, including the expectation that QB will be operating at design mill throughput rates by year end and our ability to improve mine equipment reliability, molybdenum plant stability, and copper recovery; expectations regarding haul truck and labour availability at Highland Valley Copper and the ability to process more ore from the Lornex pit in the fourth quarter; expectations regarding inflationary pressures and our ability to manage controllable operating expenditures; expectations with respect to execution of our copper growth strategy, including the timing and occurrence of any sanction decisions and prioritization of growth capital; expectations regarding advancement and potential sanction decisions related to our copper growth portfolio, including advancement of study, permitting, execution planning, and engineering work, community and Indigenous engagement, completion of updated cost estimates, and timing for receipt of permits related to QB debottlenecking, the HVC Mine Life Extension, San Nicolás, and Zafranal projects, as applicable; expectation regarding potential pricing adjustments related to our sustainability performance in the context of our revolving credit facility; expectations regarding timing and amount of income tax payments and our effective tax rate; liquidity and availability of borrowings under our credit facilities; requirements to post and our ability to obtain additional credit for posting security for reclamation at our sites; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, capitalized stripping, and other guidance under the headings “Guidance” and "Outlook" and as discussed elsewhere in the various reportable segment sections; our expectations regarding inflationary pressures and increased key input costs; and expectations regarding the adoption of new accounting standards and the impact of new accounting developments.

These statements are based on a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; acts of foreign or domestic governments and the outcome of legal proceedings; the continued ramp-up of QB2 in accordance with our expectations; our ability to improve haul truck availability at Highland Valley Copper; the possibility that the anticipated benefits from the sale of our steelmaking coal business are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, including credit, market, currency, operational, commodity, liquidity and funding risks generally and relating specifically to the transaction; the possibility that our business may not perform as expected or in a manner consistent with historical performance; the supply and demand for, deliveries of, and the level and volatility of prices of copper and zinc and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding

54	Teck Resources Limited 2024 Third Quarter News Release

to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean Peso and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; our ability to develop technology and obtain the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and statutory and effective tax rates; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment); government action or delays in the receipt of government approvals; changes in royalty or tax rates; industrial disturbances or other job action; adverse weather conditions; unanticipated events related to health, safety and environmental matters; union labour disputes; any resurgence of COVID-19 and related mitigation protocols; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Ongoing monitoring may reveal unexpected environmental conditions at our operations and projects that could require additional remedial measures. QB2 costs and ramp-up are dependent on, among other matters, our continued ability to advance ramp-up as currently anticipated. Production at our Red Dog Operations may also be impacted by water levels at site. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks.

55	Teck Resources Limited 2024 Third Quarter News Release

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2023 filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our material properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q3/2024 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on October 24, 2024. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

56	Teck Resources Limited 2024 Third Quarter News Release

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 (Unaudited)

Teck Resources Limited

Consolidated Statements of Income (Loss)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except for share data)	2024	2023	2024	2023
Revenue (Note 4)	$2,858	$1,989	$6,279	$4,633

Cost of sales	(2,380)	(1,728)	(5,214)	(3,673)
Gross profit	478	261	1,065	960

Other operating income (expenses)
General and administration	(72)	(68)	(216)	(208)
Exploration	(24)	(19)	(63)	(51)
Research and innovation	(6)	(36)	(38)	(100)
Asset impairment (Note 5)	(1,053)	—	(1,053)	—
Other operating income (expense) (Note 6)	49	(142)	(9)	(221)
Profit (loss) from operations	(628)	(4)	(314)	380
Finance income	93	32	137	91
Finance expense (Note 7)	(246)	(42)	(715)	(116)
Non-operating income (expense) (Note 8)	20	66	(82)	(106)
Share of profit (loss) of joint venture	2	(4)	—	—
Profit (loss) from continuing operations before taxes	(759)	48	(974)	249
Provision for income taxes from continuing operations	(87)	(115)	(193)	(278)
Loss from continuing operations for the period	(846)	(67)	(1,167)	(29)
Profit from discontinued operations (Note 3)	54	335	1,192	1,941
Profit (loss) for the period	$(792)	$268	$25	$1,912

Profit (loss) from continuing operations attributable to:
Shareholders of the company	$(748)	$(48)	$(852)	$49
Non-controlling interests	(98)	(19)	(315)	(78)
Loss from continuing operations for the period	$(846)	$(67)	$(1,167)	$(29)

Profit (loss) attributable to:
Shareholders of the company	$(699)	$276	$7	$1,926
Non-controlling interests	(93)	(8)	18	(14)
Profit (loss) for the period	$(792)	$268	$25	$1,912

Earnings (loss) per share from continuing operations
Basic	$(1.45)	$(0.09)	$(1.64)	$0.09
Diluted	$(1.45)	$(0.09)	$(1.64)	$0.09
Earnings per share from discontinued operations
Basic	$0.10	$0.62	$1.65	$3.63
Diluted	$0.09	$0.61	$1.64	$3.58
Earnings (loss) per share
Basic	$(1.35)	$0.53	$0.01	$3.72
Diluted	$(1.35)	$0.52	$0.01	$3.67
Weighted average shares outstanding (millions)	517.4	519.8	518.0	517.2
Weighted average diluted shares outstanding (millions)	519.8	527.1	522.6	525.0
Shares outstanding at end of period (millions)	513.7	520.0	513.7	520.0

58	Teck Resources Limited 2024 Third Quarter News Release

Teck Resources Limited

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2024	2023	2024	2023
Profit (loss) for the period	$(792)	$268	$25	$1,912

Other comprehensive income (loss) for the period
Items that may be reclassified to profit (loss)
Currency translation differences (net of taxes of $(2), $9, $7 and $1)	(256)	295	307	(32)
Change in fair value of debt securities (net of taxes of $nil, $nil, $nil and $nil)	5	—	6	—
	(251)	295	313	(32)
Items that will not be reclassified to profit (loss)
Change in fair value of marketable equity securities (net of taxes of $(1), $nil, $(6) and $nil)	4	(3)	42	1
Remeasurements of retirement benefit plans (net of taxes of $(18), $(38), $(30) and $(43))	18	103	47	106
	22	100	89	107
Total other comprehensive income (loss) for the period	(229)	395	402	75
Total comprehensive income (loss) for the period	$(1,021)	$663	$427	$1,987

Total comprehensive income (loss) attributable to:
Shareholders of the company	$(923)	$654	$394	$2,004
Non-controlling interests	(98)	9	33	(17)
	$(1,021)	$663	$427	$1,987

Total comprehensive income (loss) attributable to shareholders of the company from:
Continuing operations	$(972)	$344	$(516)	$130
Discontinued operations	49	310	910	1,874
	$(923)	$654	$394	$2,004

59	Teck Resources Limited 2024 Third Quarter News Release

Teck Resources Limited

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2024	2023	2024	2023
Operating activities
Loss from continuing operations for the period	$(846)	$(67)	$(1,167)	$(29)
Depreciation and amortization	498	290	1,203	633
Provision for income taxes from continuing operations	87	115	193	278
Gain on disposal or contribution of assets	(8)	—	(22)	(206)
Asset impairment	1,053	—	1,053	—
Impairment of intangible assets	—	84	30	91
Net finance expense	153	10	578	25
Income taxes paid	(273)	(187)	(1,724)	(815)
Remeasurement of decommissioning and restoration provisions for closed operations	13	(30)	(5)	(16)
QB variable consideration to IMSA and Codelco	(55)	(75)	14	41
Foreign exchange losses (gains)	56	8	89	(27)
Other	(48)	38	(62)	66
Net change in non-cash working capital items	(468)	(268)	(1,033)	(588)
Net cash provided by (used in) continuing operating activities	162	(82)	(853)	(547)
Net cash provided by (used in) discontinued operating activities	(28)	818	2,355	3,505
	134	736	1,502	2,958
Investing activities
Expenditures on property, plant and equipment	(543)	(894)	(1,840)	(3,114)
Capitalized production stripping costs	(84)	(132)	(291)	(355)
Expenditures on investments and other assets	(18)	(18)	(51)	(92)
Net proceeds from sale of steelmaking coal business	9,643	—	9,643	—
Proceeds from sale of Fort Hills	—	—	—	1,014
Proceeds from investments and other assets	59	22	120	111
Net cash provided by (used in) continuing investing activities	9,057	(1,022)	7,581	(2,436)
Net cash used in discontinued investing activities	(47)	(356)	(856)	(989)
	9,010	(1,378)	6,725	(3,425)
Financing activities
Proceeds from debt	—	60	77	187
Redemption, purchase or repayment of debt	(2,026)	(12)	(2,271)	(457)
Repayment of lease liabilities	(17)	(19)	(46)	(48)
QB advances from SMM/SC	71	274	422	960
Sale of minority interest in steelmaking coal business	—	—	1,675	—
Interest and finance charges paid	(103)	(87)	(527)	(415)
Issuance of Class B subordinate voting shares	7	7	170	56
Purchase and cancellation of Class B subordinate voting shares	(398)	—	(754)	(85)
Dividends paid	(322)	(65)	(451)	(451)
Contributions from non-controlling interests	29	93	151	326
Other liabilities	(7)	(17)	(95)	(48)
Net cash provided by (used in) continuing financing activities	(2,766)	234	(1,649)	25
Net cash used in discontinued financing activities	(5)	(34)	(68)	(118)
	(2,771)	200	(1,717)	(93)
Increase (decrease) in cash and cash equivalents	6,373	(442)	6,510	(560)
Change in cash classified as held for sale	—	—	—	35
Effect of exchange rate changes on cash and cash equivalents	(61)	12	(24)	(15)
Cash and cash equivalents at beginning of period	918	1,773	744	1,883
Cash and cash equivalents at end of period	$7,230	$1,343	$7,230	$1,343

60	Teck Resources Limited 2024 Third Quarter News Release

Teck Resources Limited

Consolidated Balance Sheets

(Unaudited)

(CAD$ in millions)	September 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	$7,230	$744
Current income taxes receivable	191	94
Trade and settlement receivables	2,080	2,096
Inventories	2,429	2,946
Prepaids and other current assets	474	585
	12,404	6,465
Financial assets	766	672
Investment in joint venture	1,144	1,116
Property, plant and equipment	28,756	45,565
Intangible assets	205	345
Deferred income tax assets	39	65
Goodwill	415	1,108
Other assets	754	857
	$44,483	$56,193
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities	$2,738	$3,654
Current portion of debt (Note 9)	397	515
Current portion of lease liabilities	144	195
Current income taxes payable	841	1,181
Current portion of provisions	130	347
	4,250	5,892
Debt (Note 9)	4,114	6,019
Lease liabilities	754	866
QB advances from SMM/SC (Note 10)	3,988	3,497
Deferred income tax liabilities	1,815	6,188
Retirement benefit liabilities	383	445
Provisions	2,294	3,851
Other liabilities	993	1,143
	18,591	27,901
Equity
Attributable to shareholders of the company	24,863	26,988
Attributable to non-controlling interests	1,029	1,304
	25,892	28,292
	$44,483	$56,193

61	Teck Resources Limited 2024 Third Quarter News Release

Teck Resources Limited

Consolidated Statements of Changes in Equity

(Unaudited)

	Nine months ended September 30,
(CAD$ in millions)	2024	2023
Class A common shares	$6	$6
Class B subordinate voting shares
Beginning of period	6,458	6,133
Share repurchases	(154)	(20)
Issued on exercise of options	225	74
Issued on dual class amendment	—	302
End of period	6,529	6,489
Retained earnings
Beginning of period	19,618	18,065
Profit for the period attributable to shareholders of the company	7	1,926
Dividends paid	(451)	(451)
Share repurchases	(615)	(65)
Shares issued on dual class amendment	—	(302)
Sale of steelmaking coal business (Note 3)	(1,485)	—
Remeasurements of retirement benefit plans	47	106
End of period	17,121	19,279
Contributed surplus
Beginning of period	213	207
Share option compensation expense (Note 11(a))	16	21
Transfer to Class B subordinate voting shares on exercise of options	(55)	(18)
End of period	174	210
Accumulated other comprehensive income attributable to shareholders of the company
Beginning of period	693	1,062
Other comprehensive income	387	78
Less remeasurements of retirement benefit plans recorded in retained earnings	(47)	(106)
End of period	1,033	1,034
Non-controlling interests
Beginning of period	1,304	1,038
Profit (loss) for the period attributable to non-controlling interests	18	(14)
Other comprehensive income (loss) attributable to non-controlling interests	15	(3)
Change from the NSC/POSCO transaction (Note 3)	3,155	—
Sale of steelmaking coal business (Note 3)	(3,261)	—
Contributions from non-controlling interests	151	326
Distributions to non-controlling interests	(353)	(42)
End of period	1,029	1,305
Total equity	$25,892	$28,323

62	Teck Resources Limited 2024 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).

These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements except for certain pronouncements disclosed in Note 2 and for certain policies related to new transactions disclosed in the related note. On October 23, 2024, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

2.	NEW IFRS ACCOUNTING STANDARDS AND PRONOUNCEMENTS

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026 with early application permitted. We are currently assessing the effect of these amendments on our financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. We are currently assessing the effect of this new standard on our financial statements.

63	Teck Resources Limited 2024 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

2.	NEW IFRS ACCOUNTING STANDARDS AND PRONOUNCEMENTS, continued

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current Liabilities with Covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override and incorporate the previous amendments, Classification of Liabilities as Current or Non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments were effective for annual periods beginning on or after January 1, 2024 and adoption of these amendments did not have an effect on our financial statements.

3.	SALE OF STEELMAKING COAL BUSINESS AND DISCONTINUED OPERATIONS

a)	Sale of steelmaking coal business

On January 3, 2024, we completed the sale of a minority stake of our interest in our steelmaking coal business, Elk Valley Resources (EVR), to Nippon Steel Corporation (NSC) and POSCO. NSC acquired a 20% interest in EVR in exchange for its 2.5% interest in the Elkview Operations plus $1.7 billion (US$1.3 billion) in cash. POSCO exchanged its 2.5% interest in the Elkview Operations and its 20% interest in the Greenhills Operations for a 3% interest in EVR. These transactions were accounted for as equity transactions with non-controlling interests, reducing retained earnings by $1.5 billion and increasing non-controlling interests balances. In determining the net assets of EVR to calculate the non-controlling interests and the related adjustment to retained earnings, we included the steelmaking coal business' goodwill balance and excluded deferred income tax liabilities not attributable to the non-controlling interests.

On July 11, 2024, we completed the sale of our remaining 77% interest in our steelmaking coal business to Glencore plc (Glencore). We received cash proceeds of $9.9 billion (US$7.3 billion) and correspondingly derecognised $20 billion of assets (including $17 billion of property, plant and equipment and $256 million of cash), $8 billion of liabilities (including $2 billion of decommissioning and restoration provisions) and $3 billion of non-controlling interests related to the steelmaking coal business. This resulted in a gain (net of taxes of $950 million) of approximately $36 million, which is presented in profit from discontinued operations upon closing of this transaction. Settlement of customary closing adjustments will be recorded as part of discontinued operations.

Pursuant to the terms of the steelmaking coal business sale transaction,Teck agreed to indemnify Glencore for a portion of certain water related liabilities. On July 10, 2024, the Public Prosecution Service of Canada charged TCL with five counts of violating s.36(3) of the Fisheries Act. Glencore has notified Teck that it is seeking indemnification with respect to liabilities arising out of these charges.

64	Teck Resources Limited 2024 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

3.	SALE OF STEELMAKING COAL BUSINESS AND DISCONTINUED OPERATIONS, continued

b)	Results of discontinued operations

Results of discontinued operations of the steelmaking coal business are shown below.

	Three months ended September 30, 2024	Three months ended September 30, 2023
(CAD$ in millions)	Steelmaking Coal	Steelmaking Coal
Revenue	$200	$1,610
Cost of sales	(142)	(1,040)
Gross profit	58	570
Other operating income (expenses)	(45)	(5)
Net finance expense	(4)	(29)
Non-operating income (expense)	(4)	5
Profit from discontinued operations before taxes	5	541
Recovery of (provision for) income taxes from discontinued operations	13	(206)
Profit from discontinued operations after taxes	18	335
Gain on sale (net of taxes of $950)	36	—
Profit from discontinued operations	$54	$335

Profit from discontinued operations attributable to:
Shareholders of the company	$49	$324
Non-controlling interests	5	11
Profit from discontinued operations	$54	$335

Nine months ended September 30, 2024
(CAD$ in millions)	Steelmaking Coal
Revenue	$4,640
Cost of sales	(2,718)
Gross profit	1,922
Other operating income (expenses)	(264)
Net finance expense	(63)
Non-operating income	24
Profit from discontinued operations before taxes	1,619
Provision for income taxes from discontinued operations	(463)
Profit from discontinued operations after taxes	1,156
Gain on sale (net of taxes of $950)	36
Profit from discontinued operations	$1,192

Profit from discontinued operations attributable to:
Shareholders of the company	$859
Non-controlling interests	333
Profit from discontinued operations	$1,192
65	Teck Resources Limited 2024 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

3.	SALE OF STEELMAKING COAL BUSINESS AND DISCONTINUED OPERATIONS, continued

	Nine months ended September 30, 2023
(CAD$ in millions)	Steelmaking Coal	Fort Hills	Total
Revenue	$6,270	$143	$6,413
Cost of sales	(3,323)	(161)	(3,484)
Gross profit (loss)	2,947	(18)	2,929
Other operating income (expenses)	144	—	144
Net finance expense	(83)	(2)	(85)
Non-operating expense	(7)	—	(7)
Profit (loss) from discontinued operations before taxes	3,001	(20)	2,981
Recovery of (provision for) income taxes from discontinued operations	(1,034)	2	(1,032)
Profit (loss) from discontinued operations after taxes	1,967	(18)	1,949
Loss on sale (net of taxes of $18)	—	(8)	(8)
Profit (loss) from discontinued operations	$1,967	$(26)	$1,941

Profit (loss) from discontinued operations attributable to:
Shareholders of the company	$1,903	$(26)	$1,877
Non-controlling interests	64	—	64
Profit (loss) from discontinued operations	$1,967	$(26)	$1,941

On February 2, 2023, we completed the sale of our 21.3% interest in Fort Hills and associated downstream assets to Suncor Energy Inc. (Suncor) and TotalEnergies EP Canada Ltd. (TEPCA). Results of discontinued operations of the Fort Hills disposal group are shown above. As the sale was completed in February 2023, there were no results of discontinued operations for the Fort Hills disposal group during the three month periods ended September 30, 2024 and 2023, or for the nine months ended September 30, 2024.

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

4.	REVENUE

The following table shows our revenue disaggregated by major product type and by reportable segment. Our reportable segments are reported based on the primary products that they produce and are consistent with our segmented information (Note 12) that have revenue from contracts with customers. A reportable segment can have revenue from more than one commodity as it can include an operation that produces more than one product. Intra-segment revenue is carried out and accounted for at current market prices as if the sales were made to arm’s-length parties and are eliminated on consolidation.

As a result of the sale of our steelmaking coal business in the third quarter of 2024 and the sale of our 21.3% interest in Fort Hills and associated downstream assets in 2023, we no longer present the associated revenue in the tables below. Revenue related to the steelmaking coal business and Fort Hills are disclosed as part of Note 3, Sale of Steelmaking Coal Business and Discontinued Operations.

(CAD$ in millions)	Three months ended September 30, 2024
	Copper	Zinc	Total
Copper	$1,290	$—	$1,290
Zinc	48	995	1,043
Silver	23	205	228
Lead	1	261	262
Molybdenum	48	—	48
Other	11	108	119
Intra-segment	—	(132)	(132)
	$1,421	$1,437	$2,858

(CAD$ in millions)	Three months ended September 30, 2023
	Copper	Zinc	Total
Copper	$696	$—	$696
Zinc	60	856	916
Silver	10	159	169
Lead	1	229	230
Molybdenum	16	—	16
Other	4	84	88
Intra-segment	—	(126)	(126)
	$787	$1,202	$1,989

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

4.	REVENUE, continued

(CAD$ in millions)	Nine months ended September 30, 2024
	Copper	Zinc	Total
Copper	$3,563	$—	$3,563
Zinc	110	1,854	1,964
Silver	59	339	398
Lead	1	321	322
Molybdenum	105	—	105
Other	30	286	316
Intra-segment	—	(389)	(389)
	$3,868	$2,411	$6,279

(CAD$ in millions)	Nine months ended September 30, 2023
	Copper	Zinc	Total
Copper	$1,987	$—	$1,987
Zinc	190	1,850	2,040
Silver	27	313	340
Lead	2	312	314
Molybdenum	65	—	65
Other	12	267	279
Intra-segment	—	(392)	(392)
	$2,283	$2,350	$4,633

5.	ASSET IMPAIRMENT

In the third quarter of 2024, as a result of the challenging environment for treatment charges due to a global shortage of zinc concentrate, continued operating losses, combined with a fire in the electrolytic zinc plant affecting expected operations in the fourth quarter of 2024, we performed an impairment test for our Trail Operations Cash Generating Unit (Trail CGU). As a result, we recorded a non-cash, pre-tax asset impairment for our Trail CGU of $1.1 billion (after-tax $828 million) in the quarter. The impairment affected the profit (loss) of our zinc and corporate reportable segments (Note 12). The estimated post-tax recoverable amount of the Trail CGU of $666 million was lower than our carrying value.

A discounted cash flow model was used to estimate the fair value less costs of disposal (FVLCD). Key assumptions used in the analysis included the long-term zinc price, long-term zinc treatment charges, long-term zinc premium, USD-CAD foreign exchange rates, zinc production rates, operating costs and capital costs. The post-tax, real discount rate used was 5.5%. The FVLCD estimates are classified as a Level 3 measurement within the fair value measurement hierarchy (Note 15).

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

6.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2024	2023	2024	2023
Settlement pricing adjustments	$103	$31	$209	$26
Share-based compensation (Note 11(a))	(34)	(24)	(86)	(96)
Environmental costs and remeasurement of decommissioning and restoration provisions for closed operations	(20)	22	(8)	(4)
Care and maintenance costs	(13)	(8)	(39)	(25)
Social responsibility and donations	(10)	(19)	(33)	(42)
Gain (loss) on disposal or contribution of assets	—	(4)	14	194
Impairment of intangible assets	—	(84)	(30)	(91)
Commodity derivatives	13	(15)	50	(39)
Take or pay contract costs	—	(4)	(7)	(18)
Other	10	(37)	(79)	(126)
	$49	$(142)	$(9)	$(221)

7.	FINANCE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2024	2023	2024	2023
Debt interest	$35	$58	$149	$174
Interest on QB project financing	53	51	169	181
Interest on advances from SMM/SC	91	70	258	181
Interest on lease liabilities	12	3	37	10
Letters of credit and standby fees	9	9	25	24
Accretion on decommissioning and restoration provisions	29	24	87	70
Other	18	15	54	37
	247	230	779	677
Less capitalized borrowing costs	(1)	(188)	(64)	(561)
	$246	$42	$715	$116

8.	NON-OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2024	2023	2024	2023
QB variable consideration to IMSA and Corporación Nacional del Cobre de Chile (Codelco)	$55	$75	$(14)	$(41)
Foreign exchange gains (losses)	(56)	(8)	(89)	27
Downstream pipeline take-or-pay toll commitment	—	—	4	(40)
Other	21	(1)	17	(52)
	$20	$66	$(82)	$(106)

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

9.	DEBT

($ in millions)	September 30, 2024			December 31, 2023
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
3.9% notes due July 2030 (a)	$177	$237	$237	$503	$621	$658
6.125% notes due October 2035 (a)	188	273	251	336	467	439
6.0% notes due August 2040 (a)	195	272	261	473	642	624
6.25% notes due July 2041 (a)	253	361	338	396	544	519
5.2% notes due March 2042 (a)	167	214	223	395	488	516
5.4% notes due February 2043 (a)	113	148	151	367	466	481
	1,093	1,505	1,461	2,470	3,228	3,237
QB project financing facility (b)	2,059	2,893	2,746	2,206	2,979	2,873
Carmen de Andacollo short-term loans (c)	—	—	—	95	126	126
Antamina loan agreement (d)	225	304	304	225	298	298
	$3,377	$4,702	$4,511	$4,996	$6,631	$6,534
Less current portion of debt	(294)	(397)	(397)	(389)	(515)	(515)
	$3,083	$4,305	$4,114	$4,607	$6,116	$6,019

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 15).

a)	Notes Purchased

In July 2024, we purchased US$1.4 billion aggregate principal amount of our outstanding term notes pursuant to the cash tender offers made on July 4, 2024. The principal amount of the notes purchased comprised US$320 million of the 3.9% notes due 2030, US$148 million of the 6.125% notes due 2035, US$276 million of the 6.0% notes due 2040, US$143 million of the 6.25% notes due 2041, US$228 million of the 5.2% notes due 2042 and US$253 million of the 5.4% notes due 2043. The total cash cost of the purchases was $1.9 billion (US$1.4 billion), which was funded from cash on hand.

In September 2024, we also purchased US$9 million aggregate principal amount of our outstanding term notes (3.9% notes due 2030, 6.0% notes due 2040, and 5.4% notes due 2043) via an open market repurchase program. The total cash cost of the purchases was $12 million (US$9 million), which was funded from cash on hand.

b)	QB Project Financing Facility

As at September 30, 2024, the limited recourse QB project financing facility had a balance of US$2.1 billion. Amounts drawn under the facility bear interest at Term SOFR plus applicable margins that vary over time. The facility is being repaid in 17 equal semi-annual instalments of US$147 million, which began on June 15, 2023. The facility is guaranteed pre-completion on a several basis by Teck and SMM/SC pro rata to the respective equity interests in the Series A shares of QBSA. The facility is secured by pledges of Teck’s and SMM/SC’s interests in QBSA and by security over QBSA’s assets, which consist primarily of QB project assets.

c)	Carmen de Andacollo Short-Term Loans

As at September 30, 2024, all fixed rate short-term loans at Carmen de Andacollo were fully repaid.

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

9.	DEBT, continued

d)	Antamina Loan Agreement

During 2021, Antamina entered into a US$1.0 billion loan agreement, which was fully drawn as at September 30, 2024. Our 22.5% share of the principal value of the loan is US$225 million. Amounts outstanding under this facility bear interest at Term SOFR plus an applicable margin. The loan is non-recourse to us and the other Antamina owners and matures in 2026.

e)	Revolving Credit Facility

During the nine months ended September 30, 2024, we maintained a US$4.0 billion sustainability-linked revolving credit facility maturing October 2026. In October 2024, we extended this facility for a five-year term and it was reduced by US$1.0 billion to US$3.0 billion. The facility has pricing adjustments where the cost will increase, decrease or remain unchanged based on our sustainability performance. Our sustainability performance over the term of the facility is measured by non-financial variables that are specific to our greenhouse gas emissions intensity, the percentage of women in our workforce and our high-potential safety incidents.

As at September 30, 2024, the facility was undrawn. Any amounts drawn under this facility can be repaid at any time and are due in full at maturity. Amounts outstanding under the facility bear interest at Term SOFR plus an applicable margin based on credit ratings and our sustainability performance, as described above. This facility requires our total net debt-to-capitalization ratio to not exceed 0.60 to 1.0. Due to higher cash balances compared to debt, net debt is calculated to be in a negative position resulting in a negative ratio. Therefore, we do not exceed the required net debt-to capitalization ratio. This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit and surety bonds to support our reclamation obligations. As at September 30, 2024, we had $1.5 billion of letters of credit outstanding and $400 million in surety bonds outstanding. At June 30, 2024, $1.5 billion of letters of credit and $758 million in surety bonds related to EVR were outstanding, which were cancelled in conjunction with the closing of the sale of our steelmaking coal business on July 11, 2024 (Note 3).

10.	QB ADVANCES FROM SMM/SC

($ in millions)	September 30, 2024			December 31, 2023
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
QB advances from SMM/SC	$2,973	$4,242	$3,988	$2,661	$3,589	$3,497

Amounts outstanding under the facilities bear interest at Term SOFR plus applicable margins that vary over time.

The fair value of the advances is determined using discounted cash flows based on our cost of borrowing. This is considered a Level 2 fair value measurement with significant observable inputs on the fair value hierarchy (Note 15).

71	Teck Resources Limited 2024 Third Quarter News Release

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

11.	EQUITY

a)	Share-Based Compensation

During the nine months ended September 30, 2024, we granted 1,057,070 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $52.55, a term of 10 years and vest in equal amounts over three years.

The weighted average fair value of the options issued was estimated at $21.21 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on the following assumptions at the grant date:

Average expected option life	5.8 years
Risk-free interest rate	3.46%
Dividend yield	0.96%
Expected volatility	42%

During the three and nine months ended September 30, 2024, share-based compensation expense related to stock options was $4 million and $16 million (2023 – $7 million and $21 million), respectively.

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

During the nine months ended September 30, 2024, we issued 967,431 Units. The total number of Units outstanding at September 30, 2024 was 4,005,977. During the three and nine months ended September 30, 2024, share-based compensation expense related to Units was $30 million and $70 million (2023 – $17 million and $75 million), respectively.

During the three and nine months ended September 30, 2024, total share-based compensation expense was $34 million and $86 million (2023 – $24 million and $96 million) (Note 6), respectively.

b)	Accumulated Other Comprehensive Income

	Nine months ended September 30,
(CAD$ in millions)	2024	2023
Currency translation differences	$896	$940
Gain on marketable equity and debt securities (net of tax of $(17) and $(12))	137	94
	$1,033	$1,034

c)	Dividends

Dividends of $0.625 per share, totalling $322 million, were paid on our Class A common and Class B subordinate voting shares in the third quarter of 2024. Dividends totalling $451 million were paid on our Class A and Class B subordinate voting shares during the nine months ended September 30, 2024.

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

11.	EQUITY, continued

d)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In November 2023, we renewed our regulatory approval to conduct a normal course issuer bid, under which we may purchase up to 40 million Class B subordinate voting shares during the period from November 22, 2023 to November 21, 2024. All purchased shares will be cancelled.

During the nine months ended September 30, 2024, we recorded $769 million in equity for the purchase of 11,875,214 Class B subordinate voting shares. The $769 million includes an accrual of $4 million related to tax on repurchases of equity. For these share repurchases, we paid $754 million in cash during the nine months ended September 30, 2024, and $11 million subsequent to the quarter. 11,675,214 Class B subordinate voting shares were cancelled during the nine months ended September 30, 2024, with the remaining 200,000 shares cancelled subsequent to the quarter.

During the nine months ended September 30, 2023, we purchased and cancelled 1,550,000 Class B subordinate voting shares for $85 million.

73	Teck Resources Limited 2024 Third Quarter News Release

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

12.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have three reportable segments that we report to our President and Chief Executive Officer — copper, zinc and corporate. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to our copper and zinc reportable segments. Other operating income (expenses) include general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets do not include intra-group receivables between segments. Deferred tax assets have been allocated among segments.

As a result of the sale of our steelmaking coal business in the third quarter of 2024 and the sale of our 21.3% interest in Fort Hills and associated downstream assets in 2023, we no longer present the associated steelmaking coal and energy segments in the tables below. The segmented information related to the steelmaking coal business and Fort Hills are disclosed as part of Note 3, Sale of Steelmaking Coal Business and Discontinued Operations.

	Three months ended September 30, 2024
(CAD$ in millions)	Copper	Zinc	Corporate	Total
Revenue (Note 4)	$1,421	$1,437	$—	$2,858
Cost of sales	(1,178)	(1,202)	—	(2,380)
Gross profit	243	235	—	478
Asset impairment (Note 5)	—	(1,038)	(15)	(1,053)
Other operating income (expenses)	31	41	(125)	(53)
Profit (loss) from operations	274	(762)	(140)	(628)
Finance income	4	—	89	93
Finance expense	(185)	(15)	(46)	(246)
Non-operating income (expense)	42	1	(23)	20
Share of profit of joint venture	2	—	—	2
Profit (loss) before taxes from continuing operations	137	(776)	(120)	(759)

Depreciation and amortization	(361)	(123)	(14)	(498)
Capital expenditures from continuing operations	520	102	5	627

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

12.	SEGMENTED INFORMATION, continued

	Three months ended September 30, 2023
(CAD$ in millions)	Copper	Zinc	Corporate	Total
Revenue (Note 4)	$787	$1,202	$—	$1,989
Cost of sales	(622)	(1,106)	—	(1,728)
Gross profit	165	96	—	261
Other operating income (expenses)	(42)	2	(225)	(265)
Profit (loss) from operations	123	98	(225)	(4)
Finance income	4	—	28	32
Finance expense	(20)	(14)	(8)	(42)
Non-operating income	55	3	8	66
Share of loss of joint venture	(4)	—	—	(4)
Profit (loss) before taxes from continuing operations	158	87	(197)	48

Depreciation and amortization	(128)	(144)	(18)	(290)
Capital expenditures from continuing operations	929	92	5	1,026

	Nine months ended September 30, 2024
(CAD$ in millions)	Copper	Zinc	Corporate	Total
Revenue (Note 4)	$3,868	$2,411	$—	$6,279
Cost of sales	(3,122)	(2,092)	—	(5,214)
Gross profit	746	319	—	1,065
Asset impairment (Note 5)	—	(1,038)	(15)	(1,053)
Other operating income (expenses)	140	6	(472)	(326)
Profit (loss) from operations	886	(713)	(487)	(314)
Finance income	11	—	126	137
Finance expense	(506)	(46)	(163)	(715)
Non-operating income (expense)	(16)	1	(67)	(82)
Profit (loss) before taxes from continuing operations	375	(758)	(591)	(974)

Depreciation and amortization	(923)	(232)	(48)	(1,203)
Capital expenditures from continuing operations	1,836	280	15	2,131
	As at September 30, 2024
Goodwill	415	—	—	415
Total assets	30,095	4,590	9,798	44,483

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

12.	SEGMENTED INFORMATION, continued

	Nine months ended September 30, 2023
(CAD$ in millions)	Copper	Zinc	Corporate	Total
Revenue (Note 4)	$2,283	$2,350	$—	$4,633
Cost of sales	(1,652)	(2,021)	—	(3,673)
Gross profit	631	329	—	960
Other operating income (expenses)	81	(10)	(651)	(580)
Profit (loss) from operations	712	319	(651)	380
Finance income	14	—	77	91
Finance expense	(56)	(39)	(21)	(116)
Non-operating income (expense)	(35)	1	(72)	(106)
Profit (loss) before taxes from continuing operations	635	281	(667)	249

Depreciation and amortization	(353)	(228)	(52)	(633)
Capital expenditures from continuing operations	3,235	216	18	3,469
	As at September 30, 2023
Goodwill	415	—	—	415
Total assets from continuing operations	27,670	4,683	3,945	36,298
Total assets from discontinued operations - unallocated				18,489
Total assets	27,670	4,683	3,945	54,787

76	Teck Resources Limited 2024 Third Quarter News Release

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

13.	CONTINGENCIES

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at September 30, 2024, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving Teck Metals Limited (TML) by the State of Washington and the Confederated Tribes of the Coleville Reservation (CCT) in the Federal District Court for the Eastern District of Washington continues. The case relates to historic discharges of slag and effluent from TML’s Trail metallurgical facility to the Upper Columbia River. TML prevailed against the plaintiffs on citizen suit claims, seeking injunctive relief, statutory penalties and attorney’s fees. In December 2012 on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for the plaintiffs' response costs, the amounts of which were determined in the second phase of the case. Additional response costs not yet claimed may be recoverable. The third and final phase of the case pertains to the plaintiffs’ claims for natural resource damages.

In the second quarter of 2022, TML filed two early motions for summary judgment in respect of the CERCLA natural resource damages claims, which were denied in the third quarter of 2022. Based on one of those rulings, in the first quarter of 2023, TML filed a motion seeking a ruling that the plaintiffs’ natural resource damages claims under CERCLA are not fully developed and they should therefore be dismissed. The motion was denied and TML sought motions seeking reconsideration and certification for an interlocutory appeal to the Ninth Circuit Court of Appeals, both of which were denied.

In October 2023, TML filed a motion for partial summary judgment on CCT’s tribal service loss claim. This claim comprises the bulk of CCT’s outstanding individual claims against TML except for natural resource damages assessment costs. On February 6, 2024, the court granted TML’s motion and dismissed CCT’s claim on the basis that tribal service loss claims are not cognizable as natural resource damages claims under CERCLA. The CCT filed a motion seeking reconsideration of the dismissal or in the alternative certification for an interlocutory appeal to the Ninth Circuit Court of Appeals. The trial court granted CCT's renewed motion for certification for an interlocutory appeal, and the CCT subsequently filed a petition with the Ninth Circuit seeking an interlocutory appeal which was granted on September 11, 2024. A hearing before the Ninth Circuit Court is scheduled for April 17, 2025.

The previously scheduled February 2024 trial with respect to natural resource damages and assessment costs has been postponed and a new trial date has not yet been scheduled.

Until the studies contemplated by the EPA settlement agreement and additional natural resource damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation that may be required by the EPA or restoration that may be demanded by the natural resource trustees or to assess the extent of Teck's potential liability for damages. The EPA studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some additional residential soil removal should be undertaken. If other remediation is required and damage to natural resources are proved, the cost of that remediation and restoration and compensation for natural resource damages may be material.

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Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

14.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. Depending on commodity prices, this could result in Red Dog’s profits and cash flows being higher in the last two quarters of the year as finished inventories are sold.

15.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Observable Inputs Other than Quoted Prices

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy, as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases and certain refined metal sales because they are valued using quoted market prices derived based on forward curves for the respective commodities.

Level 3 – Significant Unobservable Inputs

Level 3 inputs are unobservable (supported by little or no market activity).

We include investments in certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency.

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(Unaudited)

15.	FAIR VALUE MEASUREMENTS, continued

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at September 30, 2024 and December 31, 2023, are summarized in the following table:

(CAD$ in millions)	September 30, 2024				December 31, 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$6,409	$—	$—	$6,409	$345	$—	$—	$345
Marketable and other equity securities	112	—	178	290	79	—	150	229
Debt securities	206	—	—	206	184	—	—	184
Settlement receivables	—	1,936	—	1,936	—	1,254	—	1,254
Derivative instruments and embedded derivatives	—	128	—	128	—	92	—	92
	$6,727	$2,064	$178	$8,969	$608	$1,346	$150	$2,104

Financial liabilities
Derivative instruments and embedded derivatives	$—	$178	$—	$178	$—	$148	$—	$148
Settlement payables	—	67	—	67	—	36	—	36
	$—	$245	$—	$245	$—	$184	$—	$184

Equity securities in non-public companies included in Level 3 of the fair value hierarchy are initially measured at fair value, with cost of the investment taken as the best estimate of fair value and subsequently measured based on an implied value of the underlying business obtained from a share equity raise that may arise.

The discounted cash flow model used to determine the FVLCD of certain non-financial assets are classified as Level 3 measurements. Refer to Note 5 for information about this fair value measurement.

Unless disclosed elsewhere in our financial statements (Note 9 and Note 10), the fair value of the remaining financial assets and financial liabilities approximate their carrying value.

16.	PROPERTY, PLANT AND EQUIPMENT – AVAILABLE FOR USE

We consider several factors when assessing the timing of when assets become available for use, the most significant of which are the status of asset commissioning and whether the assets are capable of operating near design capacity to ensure a reliable and consistent throughput rate to produce the expected quantity of outputs. The ship loading and related infrastructure at QB and the KIVCET boiler at our Trail Operations met the criteria to become available for use in May and June of 2024 respectively. As a result, we transferred $1.9 billion of assets into land, buildings, plant and equipment from construction in progress and commenced depreciation.

17.	INCOME TAXES

In June 2024, Canada enacted the Global Minimum Tax (GMT) that was developed within the framework of the Organisation for Economic Co-operation and Development (OECD)’s Pillar Two Model rules, with effect from January 1, 2024. We applied the mandatory temporary exception to the recognition and disclosure for deferred taxes related to OECD Pillar Two income taxes under IAS 12, Income Taxes.

79	Teck Resources Limited 2024 Third Quarter News Release